

CARNIVAL
CORPORATION & PLC

2023 ANNUAL REPORT

CARNIVAL CORPORATION & PLC
2023 ANNUAL REPORT

TABLE OF CONTENTS

COMPANY

Carnival Corporation & plc is the largest global cruise company, and among the largest leisure travel companies, with a portfolio of world-class cruise lines — AIDA Cruises, Carnival Cruise Line, Costa Cruises, Cunard, Holland America Line, P&O Cruises (Australia), P&O Cruises (UK), Princess Cruises, and Seabourn.

Purpose & Mission

To deliver unforgettable happiness to our guests by providing extraordinary cruise vacations, while honoring the integrity of every ocean we sail, place we visit and life we touch.

Vision

As the global leader in the cruise industry, we will lead the way in innovative and sustainable cruising to deliver memorable vacations and build borderless connections.

2023 Executive Overview

We consistently set records and achieved other significant milestones during this past year, including:

- Full year revenues hit an all-time high of $21.6 billion.
- For the first time since the resumption of guest cruise operations, net income was positive during the third quarter, generating $1.07 billion.
- We entered 2024 with our best booked position on record, for both price and occupancy.
- Total customer deposits for each quarter throughout 2023 consistently surpassed the previous quarterly records.
- We reduced our debt balance by $4.6 billion from its peak in the first quarter of 2023 and ended the year with $5.4 billion of liquidity.

The strengthening demand environment across all our brands contributed to our revenue growth as we drove improvements in ticket prices while closing the double-digit occupancy gap from the start of the year and reaching historical occupancy levels for the second half of 2023.

We believe our advertising investments and other demand generation efforts during the past 18 months have successfully elevated awareness and consideration for our brands, leading to record booking levels and revenue results. In addition, these efforts enabled us to attract more new-to cruise and more new-to brand guests compared to 2019. We are building momentum in closing the value gap to land-based alternatives, capturing over 3.5 million new-to cruise guests in 2023 and remain well-positioned to take share from land-based alternatives.

We continue to take actions to further stimulate demand and maintain our momentum through 2024 and beyond. We are focused on ongoing improvements across the commercial space as we further rollout advancements to our yield management tools and lead generation techniques, continue to invest in sales and sales support, and build on already strong relationships with our trade partners. This is complemented by our strategy to pull forward the sale of onboard items through bundled product offerings and pre-cruise sales.

We are also not losing sight of our expense base, as we have worked to mitigate the impacts of a high inflation environment by leveraging our scale through cost optimization initiatives. We have made investments that we expect to increase our cost efficiencies in the future, including successfully installing SpaceX's Starlink, next generation internet across our fleet, which is expected to drive more than a 20% reduction in cost per megabit in 2024. In addition, we expect it will increase our bandwidth pipeline, resulting in both improved guest experience and higher onboard revenues. We also launched Maritime Asset Strategy Transformation ("MAST"), a centralized system developed to optimize equipment and machinery management across our brands and our fleet.

During 2023, we continued to work aggressively to reduce our environmental footprint and fuel consumption. Our deep commitment resulted in industry-leading fuel efficiency and a more than 10% reduction in absolute GHG emissions compared to our peak year of 2011, despite capacity growth of 30% over the same period. We also exceeded our shore power capability goal and our fleet now has twice as many ships ready to plug into shore power as there are ports currently able to provide it.

As a result of our fleet optimization efforts, our fleet is now one year younger than prior to pausing our guest cruise operations four years ago. During 2023 alone we benefited from the introduction of three fantastic new ships including *Carnival Celebration* and *Arvia,* leveraging the scale of our popular and exceptionally efficient series of excel-class ships, and *Seabourn Pursuit*, our second luxury expedition ship. In addition, Carnival Cruise Line welcomed *Carnival Venezia,* which was transferred from Costa, becoming the first ship as part of Carnival's Fun Italian Style™ platform. We will continue to optimize our brand portfolio by transferring *Costa Firenze* to Carnival Cruise Line in 2024.

We also made meaningful progress in other strategic asset projects. We began construction on Celebration Key in Grand Bahama, which will be the largest and closest exclusive destination in our portfolio. While not expected to open until summer 2025, we have begun generating consumer awareness and excitement around this fantastic upcoming destination. We also started the process for a significant upsize in guest traffic at Half Moon Cay, our exclusive and beautiful pristine island destination in The Bahamas, with the creation of a pier-side berth that can accommodate our largest vessels. In addition, we commenced work with our Grand Bahama Shipyard partners on the construction of two floating docks, one of which will have the largest lifting capacity in the world. Together, these strategic investments are expected to significantly benefit us by helping to reduce travel time, further reducing our fuel consumption and preserving ship revenue days.

Our significantly improved 2023 cash from operations enabled us to notably reduce the substantial debt balance incurred during the pause of guest cruise operations. In 2023, we made sizeable debt prepayments and ended the year with over $5 billion of liquidity. Looking forward, we expect to continue to strategically refinance and prepay debt, leveraging our improving operating cash flow and the return of substantially all of the remaining credit card reserves during the first quarter of 2024.

In addition, with nearly two-thirds of 2024 on the books already, we are well positioned to achieve another year of record revenues. This, combined with excess liquidity, is expected to enable us to continue actively managing down debt and reducing interest expense, leaving us on our path back to achieving investment grade credit ratings and higher return on invested capital.

This has been a truly remarkable year, and we have come a long way in an incredibly short amount of time. We delivered unforgettable happiness to over 12 million guests this year and look forward to continuing to provide our guests with extraordinary cruise vacations in 2024, while honoring the integrity of every ocean we sail, place we visit and life we touch.

CARNIVAL CORPORATION & PLC
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in millions, except per share data)

	Years Ended November 30,		
	2023	**2022**	**2021**
Revenues			
Passenger ticket	$ 14,067	$ 7,022	$ 1,000
Onboard and other	7,526	5,147	908
	21,593	12,168	1,908
Operating Expenses			
Commissions, transportation and other	2,761	1,630	269
Onboard and other	2,375	1,528	272
Payroll and related	2,373	2,181	1,309
Fuel	2,047	2,157	680
Food	1,335	863	187
Ship and other impairments	—	440	591
Other operating	3,426	2,958	1,346
Cruise and tour operating expenses	14,317	11,757	4,655
Selling and administrative	2,950	2,515	1,885
Depreciation and amortization	2,370	2,275	2,233
Goodwill impairments	—	—	226
	19,637	16,547	8,997
Operating Income (Loss)	1,956	(4,379)	(7,089)
Nonoperating Income (Expense)			
Interest income	233	74	12
Interest expense, net of capitalized interest	(2,066)	(1,609)	(1,601)
Debt extinguishment and modification costs	(111)	(1)	(670)
Other income (expense), net	(75)	(165)	(173)
	(2,018)	(1,701)	(2,433)
Income (Loss) Before Income Taxes	(62)	(6,080)	(9,522)
Income Tax Benefit (Expense), Net	(13)	(14)	21
Net Income (Loss)	$ (74)	$ (6,093)	$ (9,501)
Earnings Per Share			
Basic	$ (0.06)	$ (5.16)	$ (8.46)
Diluted	$ (0.06)	$ (5.16)	$ (8.46)

The accompanying notes are an integral part of these consolidated financial statements.

CARNIVAL CORPORATION & PLC
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in millions)

| | Years Ended November 30, | | |
	2023	**2022**	**2021**
Net Income (Loss)	$ (74)	$ (6,093)	$ (9,501)
Items Included in Other Comprehensive Income (Loss)			
Change in foreign currency translation adjustment	52	(503)	(118)
Other	(8)	22	53
Other Comprehensive Income (Loss)	44	(481)	(65)
Total Comprehensive Income (Loss)	$ (30)	$ (6,574)	$ (9,567)

The accompanying notes are an integral part of these consolidated financial statements.

CARNIVAL CORPORATION & PLC
CONSOLIDATED BALANCE SHEETS
(in millions, except par values)

	November 30,	
	2023	**2022**
ASSETS		
Current Assets		
Cash and cash equivalents	$ 2,415	$ 4,029
Restricted cash	11	1,988
Trade and other receivables, net	556	395
Inventories	528	428
Prepaid expenses and other	1,757	652
Total current assets	5,266	7,492
Property and Equipment, Net	40,116	38,687
Operating Lease Right-of-Use Assets, Net	1,265	1,274
Goodwill	579	579
Other Intangibles	1,169	1,156
Other Assets	725	2,515
	$ 49,120	$ 51,703
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Short-term borrowings	$ —	$ 200
Current portion of long-term debt	2,089	2,393
Current portion of operating lease liabilities	149	146
Accounts payable	1,168	1,050
Accrued liabilities and other	2,003	1,942
Customer deposits	6,072	4,874
Total current liabilities	11,481	10,605
Long-Term Debt	28,483	31,953
Long-Term Operating Lease Liabilities	1,170	1,189
Other Long-Term Liabilities	1,105	891
Contingencies and Commitments		
Shareholders' Equity		
Carnival Corporation common stock, $0.01 par value; 1,960 shares authorized; 1,250 shares at 2023 and 1,244 shares at 2022 issued	12	12
Carnival plc ordinary shares, $1.66 par value; 217 shares at 2023 and 2022 issued	361	361
Additional paid-in capital	16,712	16,872
Retained earnings	185	269
Accumulated other comprehensive income (loss) ("AOCI")	(1,939)	(1,982)
Treasury stock, 130 shares at 2023 and 2022 of Carnival Corporation and 73 shares at 2023 and 72 shares at 2022 of Carnival plc, at cost	(8,449)	(8,468)
Total shareholders' equity	6,882	7,065
	$ 49,120	$ 51,703

The accompanying notes are an integral part of these consolidated financial statements.

CARNIVAL CORPORATION & PLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	Years Ended November 30,		
	2023	**2022**	**2021**
OPERATING ACTIVITIES			
Net income (loss)	$ (74)	$ (6,093)	$ (9,501)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities			
Depreciation and amortization	2,370	2,275	2,233
Impairments	21	470	834
(Gain) loss on debt extinguishment	98	1	668
(Income) loss from equity-method investments	13	38	129
Share-based compensation	53	101	121
Amortization of discounts and debt issue costs	161	171	172
Noncash lease expense	145	148	140
(Gain) loss on sales of ships	(88)	(7)	(11)
Other	56	65	149
	2,756	(2,832)	(5,067)
Changes in operating assets and liabilities			
Receivables	(180)	(171)	(7)
Inventories	(85)	(95)	(63)
Prepaid expenses and other assets	397	(874)	(1,070)
Accounts payable	77	283	206
Accrued liabilities and other	147	341	601
Customer deposits	1,169	1,679	1,291
Net cash provided by (used in) operating activities	4,281	(1,670)	(4,109)
INVESTING ACTIVITIES			
Purchases of property and equipment	(3,284)	(4,940)	(3,607)
Proceeds from sales of ships and other property and equipment	340	70	351
Purchase of minority interest	—	(1)	(90)
Purchase of short-term investments	—	(315)	(2,873)
Proceeds from maturity of short-term investments	—	515	2,673
Other	134	(96)	3
Net cash provided by (used in) investing activities	(2,810)	(4,767)	(3,543)
FINANCING ACTIVITIES			
Repayments of short-term borrowings	(200)	(2,590)	(293)
Principal repayments of long-term debt	(7,660)	(2,075)	(5,956)
Debt issuance costs	(131)	(153)	(319)
Debt extinguishment costs	(79)	(1)	(545)
Proceeds from issuance of long-term debt	2,961	7,209	13,042
Proceeds from issuance of common stock	5	1,180	1,009
Proceeds from issuance of common stock under the Stock Swap Program	22	95	206
Purchase of treasury stock under the Stock Swap Program	(20)	(87)	(188)
Other	13	(1)	(7)
Net cash provided by (used in) financing activities	(5,089)	3,577	6,949
Effect of exchange rate changes on cash, cash equivalents and restricted cash	17	(79)	(13)
Net increase (decrease) in cash, cash equivalents and restricted cash	(3,601)	(2,940)	(715)
Cash, cash equivalents and restricted cash at beginning of year	6,037	8,976	9,692
Cash, cash equivalents and restricted cash at end of year	$ 2,436	$ 6,037	$ 8,976

The accompanying notes are an integral part of these consolidated financial statements.

CARNIVAL CORPORATION & PLC
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in millions)

	Common stock	Ordinary shares	Additional paid-in capital	Retained earnings	AOCI	Treasury stock	Total shareholders' equity
At November 30, 2020	$ 11	$ 361	$ 13,948	$ 16,075	$ (1,436)	$ (8,404)	$ 20,555
Net income (loss)	—	—	—	(9,501)	—	—	(9,501)
Other comprehensive income (loss)	—	—	—	—	(65)	—	(65)
Issuances of common stock, net	—	—	1,009	—	—	—	1,009
Conversion of Convertible Notes	—	—	15	—	—	—	15
Purchases and issuances under the Stock Swap program, net	—	—	206	—	—	(188)	19
Issuance of treasury shares for vested share-based awards	—	—	—	(126)	—	126	—
Share-based compensation and other	—	—	113	—	—	—	113
At November 30, 2021	11	361	15,292	6,448	(1,501)	(8,466)	12,144
Net income (loss)	—	—	—	(6,093)	—	—	(6,093)
Other comprehensive income (loss)	—	—	—	—	(481)	—	(481)
Issuances of common stock, net	1	—	1,178	—	—	—	1,180
Issuance of Convertible Notes	—	—	229	—	—	—	229
Purchases and issuances under the Stock Swap program, net	—	—	95	—	—	(87)	8
Issuance of treasury shares for vested share-based awards	—	—	—	(85)	—	85	—
Share-based compensation and other	—	—	79	(1)	—	—	78
At November 30, 2022	12	361	16,872	269	(1,982)	(8,468)	7,065
Change in accounting principle (a)	—	—	(229)	(10)	—	—	(239)
Net income (loss)	—	—	—	(74)	—	—	(74)
Other comprehensive income (loss)	—	—	—	—	44	—	44
Issuances of common stock, net	—	—	5	—	—	—	5
Conversion of Convertible Notes	—	—	3	—	—	—	3
Purchases and issuances under the Stock Swap program, net	—	—	22	—	—	(20)	2
Issuance of treasury shares for vested share-based awards	—	—	(41)	—	—	41	—
Share-based compensation and other	—	—	79	—	—	(2)	78
At November 30, 2023	$ 12	$ 361	$ 16,712	$ 185	$ (1,939)	$ (8,449)	$ 6,882

The accompanying notes are an integral part of these consolidated financial statements.

(a) We adopted the provisions of *Debt — Debt with Conversion and Other Options and Derivative and Hedging — Contracts in Entity's Own Equity* on December 1, 2022.

CARNIVAL CORPORATION & PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — General

Description of Business

Carnival Corporation was incorporated in Panama in 1974 and Carnival plc was incorporated in England and Wales in 2000. Together with their consolidated subsidiaries, they are referred to collectively in these consolidated financial statements and elsewhere in this 2023 Annual Report as "Carnival Corporation & plc," "our," "us" and "we." The consolidated financial statements include the accounts of Carnival Corporation and Carnival plc and their respective subsidiaries.

We are the largest global cruise company, and among the largest leisure travel companies, with a portfolio of world-class cruise lines — AIDA Cruises, Carnival Cruise Line, Costa Cruises, Cunard, Holland America Line, P&O Cruises (Australia), P&O Cruises (UK), Princess Cruises, and Seabourn.

DLC Arrangement

Carnival Corporation and Carnival plc operate a dual listed company ("DLC") arrangement, whereby the businesses of Carnival Corporation and Carnival plc are combined through a number of contracts and provisions in Carnival Corporation's Articles of Incorporation and By-Laws and Carnival plc's Articles of Association. The two companies operate as a single economic enterprise with a single senior management team and identical Boards of Directors, but each has retained its separate legal identity. Each company's shares are publicly traded on the New York Stock Exchange ("NYSE") for Carnival Corporation and the London Stock Exchange for Carnival plc. The Carnival plc American Depositary Shares are traded on the NYSE.

The constitutional documents of each company provide that, on most matters, the holders of the common equity of both companies effectively vote as a single body. The Equalization and Governance Agreement between Carnival Corporation and Carnival plc provides for the equalization of dividends and liquidation distributions based on an equalization ratio and contains provisions relating to the governance of the DLC arrangement. Because the equalization ratio is 1 to 1, one share of Carnival Corporation common stock and one Carnival plc ordinary share are generally entitled to the same distributions.

Under deeds of guarantee executed in connection with the DLC arrangement, as well as stand-alone guarantees executed since that time, each of Carnival Corporation and Carnival plc have effectively cross guaranteed all indebtedness and certain other monetary obligations of each other. Once the written demand is made, the holders of indebtedness or other obligations may immediately commence an action against the relevant guarantor.

Under the terms of the DLC arrangement, Carnival Corporation and Carnival plc are permitted to transfer assets between the companies, make loans to or investments in each other and otherwise enter into intercompany transactions. In addition, the cash flows and assets of one company are required to be used to pay the obligations of the other company, if necessary.

Given the DLC arrangement, we believe that providing separate financial statements for each of Carnival Corporation and Carnival plc would not present a true and fair view of the economic realities of their operations. Accordingly, separate financial statements for Carnival Corporation and Carnival plc have not been presented.

NOTE 2 — Summary of Significant Accounting Policies

Basis of Presentation

We consolidate entities over which we have control, as typically evidenced by a voting control of greater than 50% or for which we are the primary beneficiary, whereby we have the power to direct the most significant activities and the obligation to absorb significant losses or receive significant benefits from the entity. We do not separately present our noncontrolling interests in the consolidated financial statements since the amounts are immaterial. For affiliates we do not control but where significant influence over financial and operating policies exists, as typically evidenced by a voting control of 20% to 50%, the investment is accounted for using the equity method.

Preparation of Financial Statements

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts reported and disclosed in our consolidated financial statements. The full extent to which the effects of inflation, higher fuel prices, higher taxes, higher interest rates and fluctuations in foreign currency rates will directly or indirectly impact our business, operations, results of operations and financial condition, including our valuation of goodwill and trademarks, impairment of ships and collectability of trade and notes receivables, will depend on future developments that are uncertain. We have made reasonable estimates and judgments of such items within our financial statements and there may be changes to those estimates in future periods. Actual results may differ from the estimates used in preparing our consolidated financial statements. All material intercompany balances and transactions are eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents include investments with maturities of three months or less at acquisition which are stated at cost and present insignificant risk of changes in value.

Restricted Cash

We consider cash to be restricted when withdrawal or general use is legally restricted. Restricted cash is classified as current or non-current based on the expected timing of our ability to access or use the amounts. The non-current portion is included within other assets.

Trade and Other Receivables

Although we generally require full payment from our customers prior to or concurrently with their cruise, we grant credit terms to a relatively small portion of our revenue source. We have receivables from credit card merchants and travel agents for cruise ticket purchases and onboard revenue. These receivables are included within trade and other receivables, net and are less allowances for expected credit losses. We have agreements with a number of credit card processors that transact customer deposits related to our cruise vacations. Certain of these agreements allow the credit card processors to request, under certain circumstances, that we provide a reserve fund in cash. These reserve funds are included in other assets.

Inventories

Inventories consist substantially of food, beverages, hotel supplies, fuel and retail merchandise, which are all carried at the lower of cost or net realizable value. Cost is determined using the weighted-average or first-in, first-out methods and applied consistently between major categories of inventory.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and any impairment charges. We capitalize interest as part of the cost of capital projects incurred during construction. Depreciation is computed using the straight-line method over our estimated useful lives of the assets to a residual value, as a percentage of original cost, as follows:

	Years	Residual Values
Ships	30	15%
Ship improvements	3-30	0%
Buildings and improvements	10-40	0%
Computer hardware and software	2-12	0%
Transportation equipment and other	3-20	0%
Leasehold improvements, including port facilities . . .	Shorter of the remaining lease term or related asset life (3-30)	0%

The cost of ships under construction includes progress payments for the construction of new ships, as well as design and engineering fees, capitalized interest, construction oversight costs and various owner supplied items. Any liquidated damages received from shipyards are recorded as reductions to the cost basis of the ship.

We have a capital program for the improvement of our ships and for asset replacements to enhance the effectiveness and efficiency of our operations; to comply with, or exceed, all relevant legal and statutory requirements related to health, environment, safety, security and sustainability; and to gain strategic benefits or provide improved product innovations to our guests. We account for ship improvement costs, including replacements of certain significant components and parts, by capitalizing those costs we believe add value to our ships and have a useful life greater than one year and depreciating those improvements over their estimated remaining useful life. The costs of repairs and maintenance, including those incurred when a ship is taken out-of-service for scheduled maintenance, and minor improvement costs and expenses, are charged to expense as incurred.

In addition, specifically identified or estimated cost and accumulated depreciation of previously capitalized ship components are written-off upon retirement, which may result in a loss on disposal that is also included in other operating expenses.

We have estimated our ships' useful lives at 30 years and residual values at 15% of our original ship cost. Our ships' useful life and residual value estimates take into consideration the estimated weighted-average useful lives of the ships' major component systems, such as hull, superstructure, main electric, engines and cabins. We also take into consideration the impact of technological changes, historical useful lives of similarly-built ships, long-term cruise and vacation market conditions and regulatory changes, including those related to the environment and climate change. We determine the residual value of our ships based on our long-term estimates of their resale value at the end of their useful lives to us but before the end of their physical and economic lives to others, historical resale values of our and other cruise ships as well as our expectations of the long-term viability of the secondary cruise ship market. We review estimated useful lives and residual values for reasonableness whenever events or circumstances significantly change.

We evaluate ship asset impairments at the individual ship level which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. We review our ships for impairment whenever events or circumstances indicate that the carrying value of a ship may not be recoverable. If estimated future cash flows are less than the carrying value of a ship, an impairment charge is recognized to the extent its carrying value exceeds its estimated fair value.

Leases

Substantially all of our leases for which we are the lessee are operating leases of port facilities and real estate and are included within operating lease right-of-use assets, long-term operating lease liabilities and current portion of operating lease liabilities in our Consolidated Balance Sheets.

We have port facilities and real estate lease agreements with lease and non-lease components, and in such cases, we account for the components as a single lease component.

We do not recognize lease assets and lease liabilities for any leases with an original term of less than one year. For some of our port facilities and real estate lease agreements, we have the option to extend our current lease term by 1 to 10 years. Generally, we do not include renewal options as a component of our present value calculation as we are not reasonably certain that we will exercise the options.

As most of our leases do not have a readily determinable implicit rate, we estimate the incremental borrowing rate ("IBR") to determine the present value of lease payments. We apply judgment in estimating the IBR including considering the term of the lease, the currency in which the lease is denominated, and the impact of collateral and our credit risk on the rate.

We amortize our lease assets on a straight-line basis over the lease term.

Goodwill and Other Intangibles

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in a business acquisition. We review our goodwill for impairment as of July 31 every year, or more frequently if events or circumstances dictate. All of our goodwill has been allocated to our reporting units. The impairment review for goodwill allows us to first assess qualitative factors to determine whether it is necessary to perform a more detailed quantitative goodwill impairment test. We would perform the quantitative test if our qualitative assessment determined it is more-likely-than-not that a reporting unit's estimated fair value is less than its carrying amount. We may also elect to bypass the qualitative assessment and proceed directly to the quantitative test for any reporting unit. When performing the quantitative test, if the estimated fair value of the reporting unit exceeds its carrying value, no further analysis is required. However, if the estimated fair value of the reporting unit is less than the carrying value, goodwill is written down based on the difference between the reporting unit's carrying amount and its fair value, limited to the amount of goodwill allocated to the reporting unit. Judgment is required in estimating the fair value of our reporting unit.

Trademarks represent substantially all of our other intangibles. Trademarks are estimated to have an indefinite useful life and are not amortizable but are reviewed for impairment at least annually and as events or circumstances dictate. The impairment review for trademarks also allows us to first assess qualitative factors to determine whether it is necessary to perform a more detailed quantitative trademark impairment test. We would perform the quantitative test if our qualitative assessment determined it was more-likely-than-not that the trademarks are impaired. We may also elect to bypass the qualitative assessment and proceed directly to the quantitative test. Our trademarks would be considered impaired if their carrying value exceeds their estimated fair value.

Equity Method Investments

Equity method investments are initially recognized at cost and are included in other assets in the Consolidated Balance Sheets. Our proportionate interest in their results is included in other income (expense), net in the Consolidated Statements of Income (Loss).

Debt and Debt Issuance Costs

Debt is recorded at initial fair value, which normally reflects the proceeds received by us, net of debt issuance costs. Debt is subsequently stated at amortized cost. Debt issuance costs, discounts and premiums are generally amortized to interest expense using the straight-line method, which approximates the effective interest method, over the term of the debt.

Derivatives and Other Financial Instruments

We have in the past and may in the future utilize derivative and non-derivative financial instruments, such as foreign currency forwards, options and swaps, foreign currency debt obligations and foreign currency cash balances, to manage our exposure to fluctuations in certain foreign currency exchange rates. We use interest rate swaps primarily to manage our interest rate exposure to achieve a desired proportion of fixed and floating rate debt. Our policy is to not use financial instruments for trading or other speculative purposes.

All derivatives are recorded at fair value. If a derivative is designated as a cash flow hedge, then the change in the fair value of the derivative is recognized as a component of AOCI until the underlying hedged item is recognized in earnings or the forecasted transaction is no longer probable. If a derivative or a non-derivative financial instrument is designated as a hedge of our net investment in a foreign operation, then changes in the effective portion of the fair value of the financial instrument are recognized as a component of AOCI to offset the change in the translated value of the designated portion of net investment being hedged until the investment is sold or substantially liquidated, while the impact attributable to components excluded from the assessment of hedge effectiveness is recorded in interest expense, net of capitalized interest, on a systematic and rational basis. For derivatives that do not qualify for hedge accounting treatment, the change in fair value is recognized in earnings.

We classify the fair value of all our derivative contracts as either current or long-term, depending on the maturity date of the derivative contract. The cash flows from derivatives treated as cash flow hedges are classified in our Consolidated Statements of Cash Flows in the same category as the item being hedged.

Derivative valuations are based on observable inputs such as interest rates and commodity price curves, forward currency exchange rates, credit spreads, maturity dates, volatilities, and cross currency basis spreads. We use the income approach to value derivatives for foreign currency options and forwards, interest rate swaps and cross currency swaps using observable market data for all significant inputs and standard valuation techniques to convert future amounts to a single present value amount, assuming that participants are motivated but not compelled to transact.

Foreign Currency Translation and Transactions

These financial statements are presented in U.S. dollars. Each foreign entity determines its functional currency by reference to its primary economic environment. Our most significant foreign entities utilize the U.S. dollar, Euro, Sterling or the Australian dollar as their functional currencies. We translate the assets and liabilities of our foreign entities that have functional currencies other than the U.S. dollar at exchange rates in effect at the balance sheet date. Revenues and expenses of these foreign entities are translated at the average rate for the period. Equity is translated at historical rates and the resulting foreign currency translation adjustments are included as a component of AOCI, which is a separate component of shareholders' equity. Therefore, the U.S. dollar value of the non-equity translated items in our consolidated financial statements will fluctuate from period to period, depending on the changing value of the U.S. dollar versus these currencies.

We execute transactions in a number of different currencies. At the date that the transaction is recognized, each asset, liability, revenue, expense, gain or loss arising from the transaction is measured and recorded in the functional currency of the recording entity using the exchange rate in effect at that date. At each balance sheet date, recorded monetary balances denominated in a currency other than the functional currency are adjusted using the exchange rate at the balance sheet date, with gains or losses recorded in other income or other expense, unless such monetary balances have been designated as hedges of net investments in our foreign entities. The net gains or losses resulting from foreign currency transactions were not material in 2023, 2022 and 2021. In addition, the unrealized gains or losses on our long-term intercompany receivables and payables which are denominated in a non-functional currency and which are not expected to be repaid in the foreseeable future are recorded as foreign currency translation adjustments included as a component of AOCI.

Revenue and Expense Recognition

Guest cruise deposits and advance onboard purchases are initially included in customer deposits when received. Customer deposits are subsequently recognized as cruise revenues, together with revenues from onboard and other activities, and all associated direct costs and expenses of a voyage are recognized as cruise costs and expenses, upon completion of voyages with durations of ten nights or less and on a pro rata basis for voyages in excess of ten nights. The impact of recognizing these shorter duration cruise revenues and costs and expenses on a completed voyage basis versus on a pro rata basis is not material. Certain of our product offerings are bundled and we allocate the value of the bundled services and goods between passenger ticket revenues and onboard and other revenues based upon the estimated standalone selling prices of those goods and services. Guest cancellation fees, when applicable, are recognized in passenger ticket revenues at the time of cancellation.

Our sales to guests of air and other transportation to and from airports near the home ports of our ships are included in passenger ticket revenues, and the related costs of purchasing these services are included in transportation costs. The proceeds that we collect from the sales of third-party shore excursions are included in onboard and other revenues and the related costs are included in onboard and other costs. The amounts collected on behalf of our onboard concessionaires, net of the amounts remitted to them, are included in onboard and other revenues as concession revenues. All of these amounts are recognized on a completed voyage or pro rata basis as discussed above.

Passenger ticket revenues include fees, taxes and charges collected by us from our guests. The fees, taxes and charges that vary with guest head counts and are directly imposed on a revenue-producing arrangement are expensed in commissions, transportation and other costs when the corresponding revenues are recognized. These fees, taxes and charges included in commissions, transportation and other costs were $730 million in 2023, $438 million in 2022 and $73 million in 2021. The remaining portion of fees, taxes and charges are expensed in other operating expenses when the corresponding revenues are recognized.

Revenues and expenses from our hotel and transportation operations, which are included in our Tour and Other segment, are recognized at the time the services are performed.

Customer Deposits

Our payment terms generally require an initial deposit to confirm a reservation, with the balance due prior to the voyage. Cash received from guests in advance of the cruise is recorded in customer deposits and in other long-term liabilities on our Consolidated Balance Sheets. These amounts include refundable deposits. In certain situations, we have provided flexibility to guests by allowing guests to rebook at a future date, receive future cruise credits ("FCCs") or elect to receive refunds in cash. We have at times issued enhanced FCCs. Enhanced FCCs provide the guest with an additional credit value above the original cash deposit received, and the enhanced value is recognized as a discount applied to the future cruise in the period used. We record a liability for FCCs to the extent we have received and not refunded cash from guests for cancelled bookings. We had total customer deposits of $6.4 billion and $5.1 billion as of November 30, 2023 and 2022, which includes approximately $134 million of unredeemed FCCs as of November 30, 2023, of which approximately $111 million are refundable. At November 30, 2022, we had approximately $210 million of unredeemed FCCs. During 2023 and 2022, we recognized revenues of $4.1 billion and $1.9 billion related to our customer deposits as of November 30, 2022 and 2021. Our customer deposits balance changes due to the seasonal nature of cash collections, which typically results from higher ticket prices and occupancy levels during the third quarter, the recognition of revenue, refunds of customer deposits and foreign currency changes.

Contract Costs

We recognize incremental travel agent commissions and credit and debit card fees incurred as a result of obtaining the ticket contract as assets when paid prior to the start of a voyage. We record these amounts within prepaid expenses and other and subsequently recognize these amounts as commissions, transportation and other at the time of revenue recognition or at the time of voyage cancellation. We had incremental costs of obtaining contracts with customers recognized as assets of $294 million and $218 million as of November 30, 2023 and 2022.

Insurance

We use a combination of insurance and self-insurance to cover a number of risks including illness and injury to crew, guest injuries, pollution, other third-party claims in connection with our cruise activities, damage to hull and machinery for each of our ships, war risks, workers' compensation, directors' and officers' liability, property damage and general liability for shoreside third-party claims. We recognize insurance recoverables from third-party insurers up to the amount of recorded losses at the time the recovery is probable and upon settlement for amounts in excess of the recorded losses. All of our insurance policies are subject to coverage limits, exclusions and deductible levels. The liabilities associated with crew illnesses and crew and guest injury claims, including all legal costs, are estimated based on the specific merits of the individual claims or actuarially estimated based on historical claims experience, loss development factors and other assumptions.

Selling and Administrative Expenses

Selling expenses include a broad range of advertising, marketing and promotional expenses. Advertising is charged to expense as incurred, except for media production costs, which are expensed upon the first airing of the advertisement. Selling expenses totaled $851 million in 2023, $744 million in 2022 and $340 million in 2021. Administrative expenses represent the costs of our shoreside support, reservations and other administrative functions, and include salaries and related benefits, professional fees and building occupancy costs, which are typically expensed as incurred.

Share-Based Compensation

We recognize compensation expense for all share-based compensation awards using the fair value method. For time-based share awards, we recognize compensation cost ratably using the straight-line attribution method over the expected vesting period or to the retirement eligibility date, if earlier than the vesting period. For performance-based share awards, we estimate compensation cost based on the probability of the performance condition being achieved and recognize expense ratably using the straight-line attribution method over the expected vesting period. If all or a portion of the performance condition is not expected to be met, the appropriate amount of previously recognized compensation expense is reversed and future compensation expense is adjusted accordingly. We account for forfeitures as they occur.

Earnings Per Share

Basic earnings per share is computed by dividing net income (loss) by the weighted-average number of shares outstanding during each period. Diluted earnings per share is computed by dividing net income by the weighted-average number of shares and common stock equivalents outstanding during each period including the dilutive effect of our Convertible Notes using the if-converted method. For earnings per share purposes, Carnival Corporation common stock and Carnival plc ordinary shares are considered a single class of shares since they have equivalent rights.

Accounting Pronouncements

The FASB issued guidance, *Debt — Debt with Conversion and Other Options and Derivative and Hedging — Contracts in Entity's Own Equity*, which simplifies the accounting for convertible instruments. This guidance eliminates certain models that require separate accounting for embedded conversion features, in certain cases. Additionally, among other changes, the guidance eliminates certain of the conditions for equity classification for contracts in an entity's own equity. The guidance also requires entities to use the if-converted method for all convertible instruments in the diluted earnings per share calculation and include the effect of share settlement for instruments that may be settled in cash or shares, except for certain liability-classified share-based payment awards. On December 1, 2022, we adopted this guidance using the modified retrospective approach to recognize our convertible notes as single unit liability instruments, as they do not qualify as derivatives under ASC 815, *Derivatives and Hedging*, and were not issued at a substantial premium. Accordingly, upon adoption we recorded a $239 million increase to debt, primarily as a result of the reversal of the remaining non-cash convertible debt discount, as well as a reduction of $229 million to additional paid in capital. The cumulative effect of the adoption of this guidance resulted in a $10 million decrease to retained earnings.

In September 2022, the FASB issued guidance, *Liabilities-Supplier Finance Programs — Disclosure of Supplier Finance Program Obligations*. This guidance requires that a buyer in a supplier finance program disclose sufficient information about the program to allow a user of financial statements to understand the program's nature, activity during the period, changes from period to period, and potential magnitude. This guidance is expected to improve financial reporting by requiring new disclosures about the programs, thereby allowing financial statement users to better consider the effect of the programs on an entity's working capital, liquidity, and cash flows. This guidance is required to be adopted by us in the first quarter of 2024, except for the amendment on roll forward information which is required to be adopted by us for the financial year commencing on December 1, 2024. We are currently evaluating the impact of the new guidance on the disclosures to our consolidated financial statements.

In November 2023, the FASB issued guidance, *Improvements to Reportable Segment Disclosures*. This guidance requires annual and interim disclosure of significant segment expenses that are provided to the chief operating decision maker ("CODM") as well as interim disclosures for all reportable segment's profit or loss and assets. This guidance also requires disclosure of the title and position of the CODM and an explanation of how the CODM uses the reported measures of segment profit or loss in assessing segment performance and deciding how to allocate resources. This guidance is expected to improve financial reporting by providing additional information about a public company's significant segment expenses and more timely and detailed segment information reporting throughout the fiscal period. This guidance is required to be adopted by us in the first quarter of 2025. We are currently evaluating the impact of the new guidance on the disclosures to our consolidated financial statements.

NOTE 3 — Property and Equipment

	November 30,	
(in millions)	2023	2022
Ships and ship improvements	$ 55,026	$ 52,908
Ships under construction	1,284	785
Other property and equipment	4,213	3,970
Total property and equipment	60,523	57,663
Less accumulated depreciation	(20,407)	(18,976)
	$ 40,116	$ 38,687

Capitalized interest amounted to $64 million in 2023, $48 million in 2022 and $83 million in 2021.

Sales of Ships

During 2023, we completed the sale of three Europe segment ships and one NAA segment ship, which represents a passenger-capacity reduction of 5,240 berths for our Europe segment and 460 berths for our NAA segment. We will continue to operate the NAA segment ship under a bareboat charter agreement through September 2024.

Refer to Note 10 — "Fair Value Measurements, Derivative Instruments and Hedging Activities and Financial Risks, Nonfinancial Instruments that are Measured at Fair Value on a Nonrecurring Basis, Impairment of Ships" for additional discussion.

NOTE 4 — Equity Method Investments

We have a 40% noncontrolling interest in Grand Bahama Shipyard Ltd. ("Grand Bahama"), a ship repair and maintenance facility. Grand Bahama provided an immaterial amount of services to us in 2023, 2022 and 2021. As of November 30, 2023, our investment in Grand Bahama was $43 million, consisting of $25 million in equity and a loan of $18 million. As of November 30, 2022, our investment in Grand Bahama was $43 million, consisting of $10 million in equity and a loan of $33 million.

In September 2023, we acquired a 50% noncontrolling interest in Floating Docks S. de RL. ("Floating Docks"), an entity that will purchase two floating drydocks and will then lease them to Grand Bahama. As of November 30, 2023, our investment in Floating Docks consisted of a loan of $21 million. Additionally, we have provided payment guarantees of $46 million on behalf of Floating Docks.

We have a 45% noncontrolling interest in the White Pass & Yukon Route ("White Pass") that includes port, railroad and retail operations in Skagway, Alaska. White Pass provided an immaterial amount of services to us in 2023, 2022 and 2021. As a result of the effects of the pause and subsequent resumption of our guest cruise operations on the 2022 and 2021 Alaska seasons, we evaluated whether our investment in White Pass was other than temporarily impaired and performed impairment assessments. As a result of our assessments, we recognized impairment charges for 2022 and 2021 of $30 million and $17 million in other income (expense), net. As of November 30, 2023, our investment in White Pass was $53 million, consisting of

$21 million in equity and a loan of $32 million. As of November 30, 2022, our investment in White Pass was $50 million, consisting of $18 million in equity and a loan of $32 million.

During 2023, we completed the exit of our noncontrolling interest in Adora Cruises Limited, formerly CSSC Carnival Cruise Shipping Limited, a China-based cruise company ("Adora Cruises"), and recognized losses on exit of $21 million within other income (expense). As of November 30, 2022, our investment in Adora Cruises was $70 million. We provided an immaterial amount of services to Adora Cruises during 2023, 2022 and 2021 and we paid Adora Cruises a total of $55 million for the lease of ships during 2021. During 2021 we made capital contributions to Adora Cruises in the amount of $90 million.

NOTE 5 — Debt

(in millions)	Maturity	Rate (a) (b)	November 30, 2023	November 30, 2022
Secured Subsidiary Guaranteed				
Notes				
Notes	Feb 2026	10.5%	$ —	$ 775
EUR Notes	Feb 2026	10.1%	—	439
Notes	Jun 2027	7.9%	192	192
Notes	Aug 2027	9.9%	623	900
Notes	Aug 2028	4.0%	2,406	2,406
Notes	Aug 2029	7.0%	500	—
Loans				
EUR floating rate	Jun 2025	EURIBOR + 3.8%	851	808
Floating rate	Jun 2025 – Oct 2028	SOFR + 3.0 – 3.3%	3,567	4,101
Total Secured Subsidiary Guaranteed . .			8,138	9,621
Senior Priority Subsidiary Guaranteed				
Notes	May 2028	10.4%	2,030	2,030
Unsecured Subsidiary Guaranteed				
Revolver				
Facility	(c)	(c)	—	200
Notes				
Convertible Notes	Apr 2023	5.8%	—	96
Convertible Notes	Oct 2024	5.8%	426	426
Notes	Mar 2026	7.6%	1,351	1,450
EUR Notes	Mar 2026	7.6%	550	517
Notes	Mar 2027	5.8%	3,100	3,500
Convertible Notes	Dec 2027	5.8%	1,131	1,131
Notes	May 2029	6.0%	2,000	2,000
Notes	Jun 2030	10.5%	1,000	1,000
Loans				
Floating rate	Jul 2024 – Sep 2024	LIBOR + 3.8%	—	590
GBP floating rate	Feb 2025	SONIA + 0.9%	—	419
EUR floating rate (d)	Apr 2024 – Mar 2026	EURIBOR + 2.4 – 4.0%	678	827
Export Credit Facilities				
Floating rate	Dec 2031	SOFR + 0.8% (e)	583	1,246
Fixed rate	Aug 2027 – Dec 2032	2.4 – 3.4%	2,756	3,143
EUR floating rate	May 2024 – Nov 2034	EURIBOR + 0.2 – 0.8%	3,086	3,882
EUR fixed rate	Feb 2031 – Jul 2037	1.1 – 3.4%	3,652	2,592
Total Unsecured Subsidiary Guaranteed			20,312	23,019
Unsecured Notes (No Subsidiary Guarantee)				
Notes	Oct 2023	7.2%	—	125
Notes	Jan 2028	6.7%	200	200
EUR Notes	Oct 2029	1.0%	659	620
Total Unsecured Notes (No Subsidiary Guarantee)			859	945
Total Debt			31,339	35,615
Less: unamortized debt issuance costs and discounts			(768)	(1,069)
Total Debt, net of unamortized debt issuance costs and discounts			30,572	34,546
Less: short-term borrowings			—	(200)
Less: current portion of long-term debt . .			(2,089)	(2,393)
Long-Term Debt			$ 28,483	$ 31,953

(a) The reference rates, together with any applicable credit adjustment spread, for substantially all of our variable debt have 0.0% to 0.75% floors. During 2023, we amended certain of our variable debt instruments to change the reference rate from LIBOR to SOFR. These amendments did not modify the amounts and timing of interest payments, other than for the change in reference rates, and did not have a material impact on our consolidated financial statements.

(b) The above debt table excludes the impact of any outstanding derivative contracts. The interest rates on some of our debt fluctuate based on the applicable rating of senior unsecured long-term securities of Carnival Corporation or Carnival plc.

(c) See "Short-Term Borrowings" below.

(d) In March 2023, we entered into an amendment of a EUR floating rate loan to extend maturity through April 2024.

(e) The interest rate for the unsecured floating rate export credit facility for the current interest period is referenced to LIBOR.

Carnival Corporation and/or Carnival plc is the primary obligor of all our outstanding debt excluding the following:

- $2.0 billion of senior priority notes (the "2028 Senior Priority Notes"), issued by Carnival Holdings (Bermuda) Limited ("Carnival Holdings"), a subsidiary of Carnival Corporation
- $0.5 billion under a term loan facility of Costa Crociere S.p.A. ("Costa"), a subsidiary of Carnival plc
- $0.2 billion under an export credit facility of Sun Princess Limited, a subsidiary of Carnival Corporation
- $0.1 billion under an export credit facility of Sun Princess II Limited, a subsidiary of Carnival Corporation

In addition, Carnival Holdings (Bermuda) II Limited ("Carnival Holdings II") will be the primary obligor under a $2.1 billion multi-currency revolving facility ("New Revolving Facility") when the New Revolving Facility replaces our Revolving Facility upon its maturity in August 2024. See "New Revolving Facility."

All of our outstanding debt is issued or guaranteed by substantially the same entities with the exception of the following:

- Up to $250 million of the Costa term loan facility, which is guaranteed by certain subsidiaries of Carnival plc and Costa, which do not guarantee our other outstanding debt
- Our 2028 Senior Priority Notes, issued by Carnival Holdings, which does not guarantee our other outstanding debt
- The export credit facilities of Sun Princess Limited and Sun Princess II Limited, which do not guarantee our other outstanding debt

As of November 30, 2023, the scheduled maturities of our debt are as follows:

(in millions)

Year	Principal Payments
2024	$ 2,089
2025	2,229
2026	3,197
2027 (a)	6,288
2028	8,979
Thereafter	8,557
Total	$ 31,339

(a) Subsequent to November 30, 2023, we retired $52 million of the outstanding principal amount of our 9.9% second-priority secured notes due 2027. In addition, on January 22, 2024, we issued a notice of redemption for the entire outstanding principal amount of $571 million to be redeemed on February 1,

2024 at a price equal to 104.938% of the principal amount to be redeemed plus accrued and unpaid interest to, but excluding, the redemption date.

Short-Term Borrowings

As of November 30, 2023, we did not have short-term borrowings. As of November 30, 2022, our short-term borrowings consisted of $200 million under our Revolving Facility. We may continue to borrow or otherwise utilize available amounts under the Revolving Facility through August 2024, subject to satisfaction of the conditions in the facility. We had $3.0 billion available for borrowing under our Revolving Facility as of November 30, 2023. The Revolving Facility bears interest at a rate of term SOFR, in relation to any loan in U.S. dollars, EURIBOR, in relation to any loan in euros or daily compounding SONIA, in relation to any loan in sterling, plus a margin based on the long-term credit ratings of Carnival Corporation and also includes an emissions linked margin adjustment whereby, after the initial applicable margin is set per the margin pricing grid, the margin may be adjusted based on performance in achieving certain agreed annual GHG emissions goals. We are required to pay a commitment fee on any unutilized portion of the Revolving Facility.

New Revolving Facility

In February 2023, Carnival Holdings II entered into the $2.1 billion New Revolving Facility which may be utilized beginning on August 6, 2024, replacing our Revolving Facility upon its maturity in August 2024. The termination date of the New Revolving Facility is August 6, 2025, subject to two, mutual one-year extension options. The new facility also contains an accordion feature, allowing for additional commitments not to exceed the aggregate commitments under our Revolving Facility.

Borrowings under the New Revolving Facility will bear interest at a rate of term SOFR, in relation to any loan in U.S. dollars, EURIBOR, in relation to any loan in euros or daily compounding SONIA, in relation to any loan in sterling, plus a margin based on the long-term credit ratings of Carnival Corporation. The New Revolving Facility also includes an emissions linked margin adjustment whereby, after the initial applicable margin is set per the margin pricing grid, the margin may be adjusted based on performance in achieving certain agreed annual GHG emissions goals. In addition, we are required to pay certain fees on the aggregate unused commitments under the New Revolving Facility and the Revolving Facility.

In connection with the New Revolving Facility, Carnival Corporation, Carnival plc and its subsidiaries contributed three unencumbered vessels with a net book value of $2.9 billion on the date of contribution (the "New Revolving Facility Subject Vessels") to Carnival Holdings II with each of the vessels continuing to be operated under one of the Carnival Corporation & plc brands. Carnival Holdings II does not guarantee our other outstanding debt.

Term Loan Refinancing

In August 2023, we issued $500 million aggregate principal amount of 7.0% first-priority senior secured notes due on August 15, 2029 (the "2029 Senior Secured Notes") and borrowed an aggregate principal amount of $1.3 billion under a new senior secured first lien term loan B facility, which bears interest at a rate per annum equal to SOFR (with a 0.75% floor) plus 3.0% and matures on August 8, 2027 (the "New Secured Term Loan Facility"). We used the proceeds from these borrowings to prepay borrowings outstanding under our existing first-priority senior secured term loan facility maturing in 2025. The 2029 Senior Secured Notes and borrowings under the New Secured Term Loan Facility are fully and unconditionally guaranteed, jointly and severally, on a first-priority senior secured basis by Carnival plc and certain of our subsidiaries that also guarantee our existing first- and second-priority secured indebtedness, certain of our unsecured notes and our convertible notes. The 2029 Senior Secured Notes and borrowings under the New Secured Term Loan Facility are included within the total Secured Subsidiary Guaranteed balance in the debt table above.

Redemptions and Retirements

During 2023, we redeemed and retired an aggregate principal amount of $2.8 billion of our outstanding long-term debt with original maturities ranging from 2024 through 2027.

Export Credit Facility Borrowings

During 2023, we borrowed $1.2 billion under export credit facilities due in semi-annual installments through 2037. In addition, we paid down $1.0 billion of floating rate unsecured borrowings mostly with 2023 and 2024 maturities. As of November 30, 2023, the net book value of the vessels subject to negative pledges was $15.6 billion.

Convertible Notes

In 2020, we issued $2.0 billion aggregate principal amount of 5.8% convertible senior notes due 2023 (the "2023 Convertible Notes"). Since April 2020, we repurchased, exchanged and converted a portion of the 2023 Convertible Notes and repaid the remaining principal balance at maturity in April 2023.

In August 2022, we issued $339 million aggregate principal amount of 5.8% convertible senior notes due 2024 (the "2024 Convertible Notes") pursuant to privately-negotiated non-cash exchange agreements with certain holders of the 2023 Convertible Notes, pursuant to which such holders agreed to exchange their 2023 Convertible Notes for an equal amount of 2024 Convertible Notes. In November 2022, we issued an additional $87 million aggregate principal amount of the 2024 Convertible Notes pursuant to privately-negotiated non-cash exchange agreements with certain holders of the 2023 Convertible Notes, pursuant to which such holders agreed to exchange their 2023 Convertible Notes for an equal amount of additional 2024 Convertible Notes. The 2024 Convertible Notes mature on October 1, 2024, unless earlier repurchased or redeemed by us or earlier converted in accordance with their terms prior to the maturity date.

In November 2022, we issued $1.1 billion aggregate principal amount of 5.8% convertible senior notes due 2027 (the "2027 Convertible Notes" and, together with the 2024 Convertible Notes, the "Convertible Notes"). The 2027 Convertible Notes mature on December 1, 2027, unless earlier repurchased or redeemed by us or earlier converted in accordance with their terms prior to the maturity date.

The Convertible Notes are convertible by holders, subject to the conditions described within the respective indentures that govern the Convertible Notes, into cash, shares of Carnival Corporation common stock, or a combination thereof, at our election. The 2024 Convertible Notes have an initial conversion rate of 100 shares of Carnival Corporation common stock per $1,000 principal amount of notes, equivalent to an initial conversion price of $10 per share of common stock. The 2027 Convertible Notes have an initial conversion rate of approximately 75 shares of Carnival Corporation common stock per $1,000 principal amount of notes, equivalent to an initial conversion price of approximately $13.39 per share of common stock. The initial conversion price of the Convertible Notes is subject to certain anti-dilutive adjustments and may also increase if such Convertible Notes are converted in connection with a tax redemption or certain corporate events as described within the respective indentures that govern the Convertible Notes. The 2024 Convertible Notes were convertible from the date of issuance of the 2024 Convertible Notes until August 31, 2022, and thereafter may become convertible if certain conditions are met. As of November 30, 2023, there were no conditions satisfied which would allow the holders of the 2024 Convertible Notes or the 2027 Convertible Notes to convert and therefore the Convertible Notes were not convertible as of such date. Refer to Note 15 — "Supplemental Cash Flow Information" for additional detail on transactions related to the Convertible Notes.

We may redeem the 2024 Convertible Notes, in whole but not in part, at any time on or prior to June 30, 2024 at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest to the redemption date, if we or any guarantor would have to pay any additional amounts on the 2024 Convertible Notes due to a change in tax laws, regulations or rulings or a change in the official application, administration or interpretation thereof. We may redeem the 2027 Convertible Notes, in whole but not in part, at any time on or prior to the 40th scheduled trading day immediately before the maturity date at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest to the redemption date, if we or any guarantor would have to pay any additional amounts on the 2027 Convertible Notes due to a change in tax laws, regulations or rulings or a change in the official application, administration or interpretation thereof.

On or after December 5, 2025 and on or before the 40th scheduled trading day immediately before the maturity date, we may redeem for cash all or part of the 2027 Convertible Notes, at our option, if the last reported sale price of Carnival Corporation's common stock exceeds 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive), including the trading day immediately preceding the date on which we provide notice of redemption, during the 30 consecutive trading day period ending on, and including, the trading day immediately preceding the date on which we provide notice of redemption. The redemption price will equal 100% of the principal amount of the 2027 Convertible Notes being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.

The net carrying value of the Convertible Notes was as follows:

	November 30,	
(in millions)	2023	2022
Principal	$ 1,557	$ 1,653
Less: Unamortized debt discount and debt issue costs	(27)	(275)
	$ 1,530	$ 1,378

The interest expense recognized related to the Convertible Notes was as follows:

	November 30,		
(in millions)	2023	2022	2021
Contractual interest expense	$ 91	$ 32	$ 31
Amortization of debt discount and debt issue costs	9	29	29
	$ 100	$ 61	$ 60

As of November 30, 2023, the if-converted value above par was $356 million on 127.1 million available shares for the Convertible Notes.

Collateral and Priority Pool

As of November 30, 2023, the net book value of our ships and ship improvements, excluding ships under construction, is $37.1 billion. Our secured debt is secured on either a first or second-priority basis, depending on the instrument, by certain collateral, which includes vessels and certain assets related to those vessels and material intellectual property (combined net book value of approximately $23.2 billion, including $21.5 billion related to vessels and certain assets related to those vessels) as of November 30, 2023 and certain other assets.

As of November 30, 2023, $8.1 billion in net book value of our ships and ship improvements relate to the priority pool vessels included in the priority pool of 12 unencumbered vessels (the "Senior Priority Notes Subject Vessels") for our 2028 Senior Priority Notes. As of November 30, 2023, there was no change in the identity of the Senior Priority Notes Subject Vessels.

Covenant Compliance

Our Revolving Facility, New Revolving Facility, unsecured loans and export credit facilities contain certain covenants listed below:

- Maintain minimum interest coverage (adjusted EBITDA to consolidated net interest charges, as defined in the agreements) (the "Interest Coverage Covenant") as follows:
  - For certain of our unsecured loans and our New Revolving Facility, from the end of each fiscal quarter from August 31, 2024, at a ratio of not less than 2.0 to 1.0 for each testing date occurring from August 31, 2024 until May 31, 2025, at a ratio of not less than 2.5 to 1.0 for the August 31, 2025 and November 30, 2025 testing dates, and at a ratio of not less than 3.0 to 1.0 for the February 28, 2026 testing date onwards and as applicable through their respective maturity dates
  - For our export credit facilities, from the end of each fiscal quarter from May 31, 2024, at a ratio of not less than 2.0 to 1.0 for each testing date occurring from May 31, 2024 until May 31,

2025, at a ratio of not less than 2.5 to 1.0 for the August 31, 2025 and November 30, 2025 testing dates, and at a ratio of not less than 3.0 to 1.0 for the February 28, 2026 testing date onwards

- For certain of our unsecured loans and export credit facilities, maintain minimum issued capital and consolidated reserves (as defined in the agreements) of $5.0 billion
- Limit our debt to capital (as defined in the agreements) percentage to a percentage not to exceed 70% for the November 30, 2023 testing date, following which it will be tested at levels which decline ratably to 65% from the May 31, 2024 testing date onwards
- Maintain minimum liquidity as follows:
  - For our New Revolving Facility, minimum liquidity of $1.5 billion; provided, that if any commitments maturing on June 30, 2025 under our existing first-priority senior secured term loan facility are outstanding on the March 31, 2025 testing date, our minimum liquidity on such testing date cannot be less than the greater of (i) the aggregate outstanding amount of such first-lien term loan facility commitments and (ii) $1.5 billion
  - For our other unsecured loans and export credit facilities that contain this covenant, $1.5 billion through November 30, 2026
- Adhere to certain restrictive covenants through August 2025
- Limit the amounts of our secured assets as well as secured and other indebtedness

At November 30, 2023, we were in compliance with the applicable covenants under our debt agreements. Generally, if an event of default under any debt agreement occurs, then, pursuant to cross-default and/or cross-acceleration clauses therein, substantially all of our outstanding debt and derivative contract payables could become due, and our debt and derivative contracts could be terminated. Any financial covenant amendment may lead to increased costs, increased interest rates, additional restrictive covenants and other available lender protections that would be applicable.

As of November 30, 2023, we had $5.4 billion of liquidity including cash and cash equivalents and borrowings available under our $1.7 billion, €1.0 billion and £0.2 billion multi-currency Revolving Facility. Additionally, our $2.1 billion New Revolving Facility may be utilized beginning in August 2024, at which date it will replace our Revolving Facility. We believe that we have sufficient liquidity to fund our obligations and expect to remain in compliance with our financial covenants for at least the next twelve months from the issuance of these financial statements.

We will continue to pursue various opportunities to refinance future debt maturities to extend maturity dates and reduce interest expense by repaying some of our existing indebtedness and obtain relevant financial covenant amendments or waivers, if needed.

NOTE 6 — Contingencies

Litigation

We are routinely involved in legal proceedings, claims, disputes, regulatory matters and governmental inspections or investigations arising in the ordinary course of or incidental to our business, including those noted below. Additionally, as a result of the impact of COVID-19, litigation claims, enforcement actions, regulatory actions and investigations, including, but not limited to, those arising from personal injury and loss of life, have been and may, in the future, be asserted against us. We expect many of these claims and actions, or any settlement of these claims and actions, to be covered by insurance and historically the maximum amount of our liability, net of any insurance recoverables, has been limited to our self-insurance retention levels.

We record provisions in the consolidated financial statements for pending litigation when we determine that an unfavorable outcome is probable and the amount of the loss can be reasonably estimated.

Legal proceedings and government investigations are subject to inherent uncertainties, and unfavorable rulings or other events could occur. Unfavorable resolutions could involve substantial monetary damages. In addition, in matters for which conduct remedies are sought, unfavorable resolutions could include an injunction or other order prohibiting us from selling one or more products at all or in particular ways, precluding particular business practices or requiring other remedies. An unfavorable outcome might result in a material adverse impact on our business, results of operations, financial position or liquidity.

As previously disclosed, on May 2, 2019, the Havana Docks Corporation filed a lawsuit against Carnival Corporation in the U.S. District Court for the Southern District of Florida under Title III of the Cuban Liberty and Democratic Solidarity Act, also known as the Helms-Burton Act, alleging that Carnival Corporation "trafficked" in confiscated Cuban property when certain ships docked at certain ports in Cuba, and that this alleged "trafficking" entitles the plaintiffs to treble damages. The hearings on motions for summary judgment were concluded on January 18, 2022. On March 21, 2022, the court granted summary judgment in favor of Havana Docks Corporation as to liability. On August 31, 2022, the court determined that the trebling provision of the Helms-Burton statute applies to damages and interest and accordingly, we adjusted our estimated liability for this matter. On December 30, 2022, the court entered judgment against Carnival in the amount of $110 million plus $4 million in fees and costs. We have filed an appeal and as of November 20, 2023, the matter was fully briefed.

As previously disclosed, on April 8, 2020, DeCurtis LLC ("DeCurtis"), a former vendor, filed an action against Carnival Corporation in the U.S. District Court for the Middle District of Florida seeking declaratory relief that DeCurtis is not infringing on several of Carnival Corporation's patents in relation to its OCEAN Medallion systems and technology. On April 10, 2020, Carnival Corporation filed an action against DeCurtis in the U.S. District Court for the Southern District of Florida for breach of contract, trade secrets violations and patent infringement. These two cases were consolidated in the Southern District of Florida. On March 10, 2023, the jury returned a verdict finding that DeCurtis had breached its contract with Carnival Corporation and infringed on the Carnival Corporation patent. The jury awarded Carnival Corporation a total of $21 million in damages. On April 30, 2023, DeCurtis filed for bankruptcy protection in the United States Bankruptcy Court for the District of Delaware. Carnival Corporation is defending its interests in the bankruptcy matter.

COVID-19 Actions

We have been named in a number of individual actions related to COVID-19. These actions include tort claims based on a variety of theories, including negligence and failure to warn. The plaintiffs in these actions allege a variety of injuries: some plaintiffs confined their claim to emotional distress, while others allege injuries arising from testing positive for COVID-19. A smaller number of actions include wrongful death claims. Substantially all of these individual actions have now been dismissed or settled for immaterial amounts.

As of November 30, 2023, two purported class actions brought against us by former guests in the Federal Court in Australia and in Italy remain pending. These actions include claims based on a variety of theories, including negligence, gross negligence and failure to warn, physical injuries and severe emotional distress associated with being exposed to and/or contracting COVID-19 onboard our ships. On October 24, 2023, the court in the Australian matter held that we were liable for negligence and for breach of consumer protection warranties as it relates to the lead plaintiff. The court ruled that the lead plaintiff was not entitled to any pain and suffering or emotional distress damages on the negligence claim and awarded medical costs. In relation to the consumer protection warranties claim, the court found that distress and disappointment damages amounted to no more than the refund already provided to guests and therefore made no further award. Further proceedings will determine the applicability of this ruling to the remaining class participants. Additionally, on December 6, 2023, the High Court of Australia ruled on appeal that United States and United Kingdom passengers were properly included in the class, regardless of the ticket contract terms applicable to those passengers. We believe the ultimate outcome of these matters will not have a material impact on our consolidated financial statements.

All COVID-19 matters seek monetary damages and most seek additional punitive damages in unspecified amounts.

We continue to take actions to defend against the above claims.

Regulatory or Governmental Inquiries and Investigations

We have been, and may continue to be, impacted by breaches in data security and lapses in data privacy, which occur from time to time. These can vary in scope and range from inadvertent events to malicious motivated attacks.

We have incurred legal and other costs in connection with cyber incidents that have impacted us. The penalties and settlements paid in connection with cyber incidents over the last three years were not material. While these incidents did not have a material adverse effect on our business, results of operations, financial position or liquidity, no assurances can be given about the future and we may be subject to future litigation, attacks or incidents that could have such a material adverse effect.

On March 14, 2022, the U.S. Department of Justice and the U.S. Environmental Protection Agency notified us of potential civil penalties and injunctive relief for alleged Clean Water Act violations by owned and operated vessels covered by the 2013 Vessel General Permit. We are working with these agencies to reach a resolution of this matter. We believe the ultimate outcome will not have a material impact on our consolidated financial statements.

Other Contingent Obligations

Some of the debt contracts we enter into include indemnification provisions obligating us to make payments to the counterparty if certain events occur. These contingencies generally relate to changes in taxes or changes in laws which increase the lender's costs. There are no stated or notional amounts included in the indemnification clauses, and we are not able to estimate the maximum potential amount of future payments, if any, under these indemnification clauses.

We have agreements with a number of credit card processors that transact customer deposits related to our cruise vacations. Certain of these agreements allow the credit card processors to request, under certain circumstances, that we provide a reserve fund in cash. Although the agreements vary, these requirements may generally be satisfied either through a withheld percentage of customer payments or providing cash funds directly to the credit card processor.

As of November 30, 2023 and November 30, 2022, we had $844 million and $1.7 billion in reserve funds. Additionally, as of November 30, 2023 and November 30, 2022, we had $108 million and $229 million in compensating deposits we are required to maintain and $50 million of cash collateral in escrow. Of these balances, $819 million is included within prepaid expenses and other and $183 million is included within other assets as of November 30, 2023. In November 2023, we amended our agreement with one of our credit card processors, following which substantially all of the remaining credit card reserves were returned during the first quarter of 2024.

NOTE 7 — Commitments

As of November 30, 2023, we expect the timing of our new ship growth capital commitments to be as follows:

(in millions)

Year	
2024	$ 2,437
2025	958
Thereafter	—
	$ 3,395

NOTE 8 — Taxation

A summary of our principal taxes and exemptions in the jurisdictions where our significant operations are located is as follows:

U.S. Income Tax

We are primarily foreign corporations engaged in the business of operating cruise ships in international transportation. We also own and operate, among other businesses, the U.S. hotel and transportation business of Holland America Princess Alaska Tours through U.S. corporations.

Our North American cruise ship businesses and certain ship-owning subsidiaries are engaged in a trade or business within the U.S. Depending on its itinerary, any particular ship may generate income from sources within the U.S. We believe that our U.S. source income and the income of our ship-owning subsidiaries, to the extent derived from, or incidental to, the international operation of a ship or ships, is currently exempt from U.S. federal income and branch profit taxes.

Our domestic U.S. operations, principally the hotel and transportation business of Holland America Princess Alaska Tours, are subject to federal and state income taxation in the U.S.

We do not believe we were a passive foreign investment company ("PFIC"), within the meaning of Section 1297 of the Internal Revenue Code, for the 2023 taxable year and do not currently expect to be a PFIC in the 2024 taxable year.

In general, under Section 883 of the Internal Revenue Code, certain non-U.S. corporations (such as our North American cruise ship businesses) are not subject to U.S. federal income tax or branch profits tax on U.S. source income derived from, or incidental to, the international operation of a ship or ships. Applicable U.S. Treasury regulations provide in general that a foreign corporation will qualify for the benefits of Section 883 if, in relevant part, (i) the foreign country in which the foreign corporation is organized grants an equivalent exemption to corporations organized in the U.S. in respect of each category of shipping income for which an exemption is being claimed under Section 883 (an "equivalent exemption jurisdiction") and (ii) the foreign corporation meets a defined publicly-traded corporation stock ownership test (the "publicly-traded test"). Subsidiaries of foreign corporations that are organized in an equivalent exemption jurisdiction and meet the publicly-traded test also benefit from Section 883. We believe that Panama is an equivalent exemption jurisdiction and that Carnival Corporation currently satisfies the publicly-traded test under the regulations. Accordingly, substantially all of Carnival Corporation's income is exempt from U.S. federal income and branch profit taxes.

Regulations under Section 883 list certain activities that the Internal Revenue Service ("IRS") does not consider to be incidental to the international operation of ships and, therefore, the income attributable to such activities, to the extent such income is U.S. source, does not qualify for the Section 883 exemption. Among the activities identified as not incidental are income from the sale of air transportation, transfers, shore excursions and pre- and post-cruise land packages to the extent earned from sources within the U.S.

We believe that the U.S. source transportation income earned by Carnival plc and its subsidiaries currently qualifies for exemption from U.S. federal income tax under applicable bilateral U.S. income tax treaties.

Carnival Corporation, Carnival plc and certain subsidiaries are subject to various U.S. state income taxes generally imposed on each state's portion of the U.S. source income subject to U.S. federal income taxes. However, the state of Alaska imposes an income tax on its allocated portion of the total income of our companies doing business in Alaska and certain of their subsidiaries.

UK and Australian Income Tax

Cunard, P&O Cruises (UK) and P&O Cruises (Australia) are divisions of Carnival plc and have elected to enter UK tonnage tax regime under a rolling ten-year term and, accordingly, reapply every year. Companies to which the tonnage tax regime applies pay corporation taxes on profits calculated by reference to the net tonnage of qualifying ships. UK corporation tax is not chargeable under the normal UK tax rules on these brands' relevant shipping income. Relevant shipping income includes income from the operation of qualifying ships and from shipping related activities.

For a company to be eligible for the regime, it must be subject to UK corporation tax and, among other matters, operate qualifying ships that are strategically and commercially managed in the UK. Companies within UK tonnage tax are also subject to a seafarer training requirement.

Our UK non-shipping activities that do not qualify under the UK tonnage tax regime remain subject to normal UK corporation tax.

P&O Cruises (Australia) and all of the other cruise ships operated internationally by Carnival plc for the cruise segment of the Australian vacation region are exempt from Australian corporation tax by virtue of the UK/Australian income tax treaty.

Italian and German Income Tax

In 2015, Costa and AIDA re-elected to enter the Italian tonnage tax regime through 2024 and can reapply for an additional 10-year period beginning in early 2025. Companies to which the tonnage tax regime applies pay corporation taxes on shipping profits calculated by reference to the net tonnage of qualifying ships.

Most of Costa's and AIDA's earnings that are not eligible for taxation under the Italian tonnage tax regime will be taxed at an effective tax rate of 4.8% in 2023 and 2022.

Substantially all of AIDA's earnings are exempt from German income taxes by virtue of the Germany/Italy income tax treaty.

Other

In addition to or in place of income taxes, virtually all jurisdictions where our ships call impose taxes, fees and other charges based on guest counts, ship tonnage, passenger capacity or some other measure.

NOTE 9 — Shareholders' Equity

Carnival Corporation's Articles of Incorporation authorize its Boards of Directors, at its discretion, to issue up to 40 million shares of preferred stock. At November 30, 2023 and 2022, no Carnival Corporation preferred stock or Carnival plc preference shares had been issued.

Stock Swap Program

We have a program that allows us to realize a net cash benefit when Carnival Corporation common stock is trading at a premium to the price of Carnival plc ordinary shares (the "Stock Swap Program").

During 2023, 2022 and 2021 under the Stock Swap Program, we sold 2.3 million, 6.0 million and 8.9 million shares of Carnival Corporation common stock and repurchased the same amount of Carnival plc ordinary shares resulting in net proceeds of $2 million, $8 million and $19 million, which were used for general corporate purposes.

(in millions, except per share data)	Total Number of Shares of Carnival plc Ordinary Shares Purchased (a)	Average Price Paid per Share of Carnival plc Ordinary Share	Maximum Number of Carnival plc Ordinary Shares That May Yet Be Purchased Under the Carnival Corporation Stock Swap Program
2023	2.3	$ 8.70	1.4
2022	6.0	$ 14.52	3.6
2021	8.9	$ 20.99	9.5

(a) No ordinary shares of Carnival plc were purchased outside of publicly announced plans or programs.

Public Equity Offerings

In February 2021, we completed a public offering of 40.5 million shares of Carnival Corporation common stock at a price per share of $25.10, resulting in net proceeds of $996 million.

In August 2022, we completed a public offering of 117.5 million shares of Carnival Corporation common stock at a price per share of $9.95, resulting in net proceeds of $1.2 billion.

Other

In addition, in 2023, 2022 and 2021 we sold 0.5 million, 1.6 million and 0.6 million shares of Carnival Corporation common stock at an average price per share of $9.83, $19.27 and $21.32, resulting in net proceeds of $5 million, $30 million and $13 million.

Accumulated Other Comprehensive Income (Loss)

	AOCI		
	November 30,		
(in millions)	**2023**	**2022**	**2021**
Cumulative foreign currency translation adjustments, net . .	$ (1,952)	$ (2,004)	$ (1,501)
Unrecognized pension expenses	(34)	(31)	(45)
Net gains on cash flow derivative hedges and other	48	53	44
	$ (1,939)	$ (1,982)	$ (1,501)

During 2023, 2022 and 2021, we had an immaterial amount of unrecognized pension expenses that were reclassified out of accumulated other comprehensive loss and were included within payroll and related expenses and selling and administrative expenses.

NOTE 10 — Fair Value Measurements, Derivative Instruments and Hedging Activities and Financial Risks

Fair Value Measurements

Fair value is defined as the amount that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and is measured using inputs in one of the following three categories:

- Level 1 measurements are based on unadjusted quoted prices in active markets for identical assets or liabilities that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.
- Level 2 measurements are based on quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active or market data other than quoted prices that are observable for the assets or liabilities.
- Level 3 measurements are based on unobservable data that are supported by little or no market activity and are significant to the fair value of the assets or liabilities.

Considerable judgment may be required in interpreting market data used to develop the estimates of fair value. Accordingly, certain estimates of fair value presented herein are not necessarily indicative of the amounts that could be realized in a current or future market exchange.

Financial Instruments that are not Measured at Fair Value on a Recurring Basis

	November 30, 2023				November 30, 2022			
	Carrying	Fair Value			Carrying	Fair Value		
(in millions)	Value	Level 1	Level 2	Level 3	Value	Level 1	Level 2	Level 3
Liabilities								
Fixed rate debt (a)	$22,575	$ —	$21,503	$ —	$23,542	$ —	$18,620	$ —
Floating rate debt (a)	8,764	—	8,225	—	12,074	—	10,036	—
Total	$31,339	$ —	$29,728	$ —	$35,615	$ —	$28,656	$ —

(a) The debt amounts above do not include the impact of interest rate swaps or debt issuance costs and discounts. The fair values of our publicly-traded notes were based on their unadjusted quoted market prices in markets that are not sufficiently active to be Level 1 and, accordingly, are considered Level 2. The fair values of our other debt were estimated based on current market interest rates being applied to this debt.

Financial Instruments that are Measured at Fair Value on a Recurring Basis

(in millions)	November 30, 2023			November 30, 2022		
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets						
Cash equivalents (a)	$ 1,021	$ —	$ —	$ 2,589	$ —	$ —
Restricted cash (b)	21	—	—	1,988	—	—
Derivative financial instruments ...	—	22	—	—	1	—
Total	$ 1,042	$ 22	$ —	$ 4,576	$ 1	$ —
Liabilities						
Derivative financial instruments ...	$ —	$ 28	$ —	$ —	$ —	$ —
Total	$ —	$ 28	$ —	$ —	$ —	$ —

(a) Consists of money market funds and cash investments with original maturities of less than 90 days.

(b) This amount includes $10 million, which is included in other assets on our Consolidated Balance Sheets at November 30, 2023.

Nonfinancial Instruments that are Measured at Fair Value on a Nonrecurring Basis

Valuation of Goodwill and Trademarks

As of July 31, 2023, we performed our annual goodwill and trademark impairment reviews and determined there was no impairment for goodwill or trademarks.

During 2021, as a result of the ongoing impacts of COVID-19 and its effect on our expected future operating cash flows, including changes in estimates related to the timing of our full return to guest cruise operations and improved profitability, we performed interim discounted cash flow analyses for our Europe segment reporting units and determined their estimated fair values no longer exceeded their carrying values. As a result, we recognized goodwill impairment charges of $226 million and accordingly have no remaining goodwill for those reporting units.

The determination of the fair value of our reporting units' goodwill and trademarks includes numerous estimates and underlying assumptions that are subject to various risks and uncertainties. We believe that we have made reasonable estimates and judgments.

The assumptions, all of which are considered Level 3 inputs, used in our 2021 cash flow analyses and which resulted in goodwill impairments for all but one reporting unit consisted of:

- The timing and pace of our full return to guest cruise operations
- Weighted-average cost of capital of market participants, adjusted for the risk attributable to the geographic regions in which these cruise brands operate ("WACC")

The estimated fair value of the reporting unit with remaining goodwill and of our trademarks significantly exceeded their carrying value as of the date of the most recent impairment test.

As of November 30, 2023 and November 30, 2022, goodwill for our North America and Australia ("NAA") segment was $579 million.

(in millions)	Trademarks		
	NAA Segment	Europe Segment	Total
At November 30, 2021	$ 927	$ 248	$ 1,175
Exchange movements	—	(24)	(24)
At November 30, 2022	927	224	1,151
Exchange movements	—	14	14
At November 30, 2023	$ 927	$ 237	$ 1,164

Impairment of Ships

In 2022, as a result of the continued effects of COVID-19 on our business and certain Asia markets which remained closed to cruising (particularly China), and our updated expectations for our deployment, we determined that two ships had net carrying values that exceeded their respective estimated undiscounted future cash flows. We then estimated the fair value of these ships, based on their estimated selling values, and recognized ship impairment charges as summarized in the table below. The principal assumption used in determining the fair value of these ships were the estimated sales proceeds, which are considered a Level 3 input.

In 2021, we performed undiscounted cash flow analyses on certain ships throughout the year and determined that certain ships had net carrying values that exceeded their estimated undiscounted future cash flows and fair values, and, as a result, we recognized ship impairment charges during 2021 as summarized in the table below. The principal assumptions used in determining the fair value of these ships were the timing of the sale of ships and estimated proceeds, which are considered Level 3 inputs.

We believe we have made reasonable estimates and judgments as part of our assessments. A change in the principal judgments or estimates may result in a need to perform additional impairment reviews.

The impairment charges summarized in the table below are included in ship and other impairments in our Consolidated Statements of Income (Loss).

		November 30,				
(in millions)		**2023**		**2022**		**2021**
NAA Segment	$	—	$	8	$	273
Europe Segment		—		421		318
Total ship impairments	$	—	$	428	$	591

Refer to Note 2 — "Summary of Significant Accounting Policies, Preparation of Financial Statements" for additional discussion.

Derivative Instruments and Hedging Activities

		November 30,	
(in millions)	**Balance Sheet Location**	**2023**	**2022**
Derivative assets			
Derivatives designated as hedging instruments			
Interest rate swaps (a)	Prepaid expenses and other	$ —	$ 1
	Other assets	22	1
Derivatives not designated as hedging instruments			
Interest rate swaps (a)	Prepaid expenses and other	1	—
Total derivative assets		$ 22	$ 1
Derivative liabilities			
Derivatives designated as hedging instruments			
Cross currency swaps (b)	Other long-term liabilities	$ 12	$ —
Interest rate swaps (a)	Other long-term liabilities	16	—
Total derivative liabilities		$ 28	$ —

(a) We have interest rate swaps whereby we receive EURIBOR-based floating interest rate payments in exchange for making fixed interest rate payments. These interest rate swap agreements effectively changed $46 million at November 30, 2023 and $89 million at November 30, 2022 of EURIBOR-based floating rate euro debt to fixed rate euro debt. As of November 30, 2023, these EURIBOR-based interest rate swaps were not designated as cash flow hedges. As of November 30, 2022, one of these swaps was designated as a cash flow hedge. During 2023, we entered into interest rate swap agreements which effectively changed $2.5 billion at November 30, 2023 of variable rate debt to fixed rate debt. At November 30, 2023, these interest rate swaps settle through 2027 and are designated as cash flow hedges.

(b) At November 30, 2023, we had a cross currency swap totaling $670 million that is designated as a hedge of our net investment in foreign operations with euro-denominated functional currencies. At November 30, 2023, this cross currency swap settles through 2024. At November 30, 2022, we had no cross-currency swaps.

Our derivative contracts include rights of offset with our counterparties. As of November 30, 2023 and 2022, there was no netting for our derivative assets and liabilities. The amounts that were not offset in the balance sheet were not material.

The effect of our derivatives qualifying and designated as hedging instruments recognized in other comprehensive income (loss) and in net income (loss) was as follows:

	November 30,		
(in millions)	**2023**	**2022**	**2021**
Gains (losses) recognized in AOCI:			
Cross currency swaps – net investment hedges – included component	$ (4)	$ 72	$ (1)
Cross currency swaps – net investment hedges – excluded component	$ (4)	$ (26)	$ (6)
Interest rate swaps – cash flow hedges	$ 32	$ 11	$ 5
(Gains) losses reclassified from AOCI – cash flow hedges:			
Interest rate swaps – Interest expense, net of capitalized interest	$ (34)	$ 2	$ 5
Foreign currency zero cost collars – Depreciation and amortization	$ (2)	$ (2)	$ (2)
Gains (losses) recognized on derivative instruments (amount excluded from effectiveness testing – net investment hedges)			
Cross currency swaps – Interest expense, net of capitalized interest	$ 11	$ 5	$ —

The amount of gains and losses on derivatives not designated as hedging instruments recognized in earnings during the year ended November 30, 2023 and estimated cash flow hedges' unrealized gains and losses that are expected to be reclassified to earnings in the next twelve months are not material.

Financial Risks

Fuel Price Risks

We manage our exposure to fuel price risk by managing our consumption of fuel. Substantially all of our exposure to market risk for changes in fuel prices relates to the consumption of fuel on our ships. We manage fuel consumption through fleet optimization, energy efficiency, itinerary efficiency, and new technologies and alternative fuels.

Foreign Currency Exchange Rate Risks

Overall Strategy

We manage our exposure to fluctuations in foreign currency exchange rates through our normal operating and financing activities, including netting certain exposures to take advantage of any natural offsets and, when considered appropriate, through the use of derivative and non-derivative financial instruments. Our primary focus is to monitor our exposure to, and manage, the economic foreign currency exchange risks faced by our operations and realized if we exchange one currency for another. We consider hedging certain of our ship commitments and net investments in foreign operations. The financial impacts of our hedging instruments generally offset the changes in the underlying exposures being hedged.

Operational Currency Risks

Our operations primarily utilize the U.S. dollar, Euro, Sterling or the Australian dollar as their functional currencies. Our operations also have revenue and expenses denominated in non-functional currencies. Movements in foreign currency exchange rates affect our financial statements.

Investment Currency Risks

We consider our investments in foreign operations to be denominated in stable currencies and of a long-term nature. We partially mitigate the currency exposure of our investments in foreign operations by designating a portion of our foreign currency debt and derivatives as hedges of these investments. During 2023, we had sterling-denominated debt designated as a non-derivative hedge of our net investment in foreign operations. The debt was repaid in July 2023. During 2023, 2022 and 2021, we recognized $(33) million, $48 million and $(21) million of gains (losses) on this net investment hedge in the cumulative translation adjustment section of other comprehensive income (loss). As of November 30, 2023, we had a cross currency swap with a notional amount of $670 million, which is designated as a hedge of our net investments in foreign operations. We also have euro-denominated debt which provides an economic offset for our operations with euro functional currency.

Newbuild Currency Risks

Our shipbuilding contracts are typically denominated in euros. Our decision to hedge a non-functional currency ship commitment for our cruise brands is made on a case-by-case basis, considering the amount and duration of the exposure, market volatility, economic trends, our overall expected net cash flows by currency and other offsetting risks.

At November 30, 2023, our remaining newbuild currency exchange rate risk relates to euro-denominated newbuild contract payments for non-euro functional currency brands, which represent a total unhedged commitment of $3.0 billion for newbuilds scheduled to be delivered through 2025.

The cost of shipbuilding orders that we may place in the future that are denominated in a different currency than our cruise brands' functional currency will be affected by foreign currency exchange rate fluctuations. These foreign currency exchange rate fluctuations may affect our decision to order new cruise ships.

Interest Rate Risks

We manage our exposure to fluctuations in interest rates through our debt portfolio management and investment strategies. We evaluate our debt portfolio to determine whether to make periodic adjustments to the mix of fixed and floating rate debt through the use of interest rate swaps and the issuance of new debt.

Concentrations of Credit Risk

As part of our ongoing control procedures, we monitor concentrations of credit risk associated with financial and other institutions with which we conduct significant business. We seek to manage these credit risk exposures, including counterparty nonperformance primarily associated with our cash and cash equivalents, investments, notes receivables, reserve funds related to customer deposits, future financing facilities, contingent obligations, derivative instruments, insurance contracts and new ship progress payment guarantees, by:

- Conducting business with well-established financial institutions, insurance companies and export credit agencies
- Diversifying our counterparties
- Having guidelines regarding credit ratings and investment maturities that we follow to help safeguard liquidity and minimize risk
- Generally requiring collateral and/or guarantees to support notes receivable on significant asset sales and new ship progress payments to shipyards

We also monitor the creditworthiness of travel agencies and tour operators in Australia and Europe and credit and debit card providers to which we extend credit in the normal course of our business. Our credit exposure also includes contingent obligations related to cash payments received directly by travel agents and tour operators for cash collected by them on cruise sales in Australia and most of Europe where we are obligated to honor our guests' cruise payments made by them to their travel agents and tour operators regardless of whether we have received these payments.

Concentrations of credit risk associated with trade receivables and other receivables, charter-hire agreements and contingent obligations are not considered to be material, principally due to the large number of unrelated accounts, the nature of these contingent obligations and their short maturities. Normally, we have not required collateral or other security to support normal credit sales and have not experienced significant credit losses.

NOTE 11 — Leases

The components of expense were as follows:

(in millions)	November 30, 2023	November 30, 2022	November 30, 2021
Operating lease expense	$ 213	$ 192	$ 203
Variable lease expense (a) (b)	$ 116	$ (39)	$ (100)

(a) Variable lease expense represents increases or reductions to costs associated with our multi-year preferential berthing agreements which vary based on the number of passengers. These costs are recorded within Commissions, transportation and other in our Consolidated Statements of Income (Loss). Variable and short-term lease costs related to operating leases, other than the port facilities, were not material to our consolidated financial statements.

(b) Several of our preferential berthing agreements have force majeure provisions which were in effect during the pause in guest cruise operations due to COVID-19.

The cash outflow for leases was materially consistent with the lease expense recognized during 2023.

During 2023, we obtained $108 million of right-of-use assets in exchange for new operating lease liabilities.

Weighted average of the remaining lease terms and weighted average discount rates are as follows:

	November 30, 2023	November 30, 2022
Weighted average remaining lease term – operating leases (in years)	12	13
Weighted average discount rate – operating leases	5.9%	5.2%

As of November 30, 2023, maturities of operating lease liabilities were as follows:

(in millions)

Year	
2024	$ 206
2025	200
2026	188
2027	173
2028	152
Thereafter	967
Total lease payments	1,885
Less: Present value discount	(566)
Present value of lease liabilities	$ 1,319

For time charter arrangements where we are the lessor and for transactions with cruise guests related to the use of cabins, we do not separate lease and non-lease components. As the non-lease components are the predominant components in the agreements, we account for these transactions under the Revenue Recognition guidance.

NOTE 12 — Segment Information

Our operating segments are reported on the same basis as the internally reported information that is provided to our chief operating decision maker, who is the President, Chief Executive Officer and Chief Climate Officer of Carnival Corporation and Carnival plc. The CODM assesses performance and makes decisions to allocate resources for Carnival Corporation & plc based upon review of the results across all of our segments. Our four reportable segments are comprised of (1) NAA cruise operations, (2) Europe cruise operations ("Europe"), (3) Cruise Support and (4) Tour and Other.

The operating segments within each of our NAA and Europe reportable segments have been aggregated based on the similarity of their economic and other characteristics, including geographic guest sourcing. Our Cruise Support segment includes our portfolio of leading port destinations and exclusive islands as well as other services, all of which are operated for the benefit of our cruise brands. Our Tour and Other segment represents the hotel and transportation operations of Holland America Princess Alaska Tours and other operations.

				As of and for the years ended November 30,			
(in millions)	Revenues	Operating expenses	Selling and administrative	Depreciation and amortization	Operating income (loss)	Capital expenditures	Total assets
2023							
NAA	$ 14,588	$ 9,587	$ 1,753	$ 1,495	$ 1,752	$ 1,932	$ 28,547
Europe (a)	6,535	4,398	876	668	593	1,161	16,524
Cruise Support . . .	206	127	294	184	(399)	179	3,667
Tour and Other . . .	265	205	27	23	11	12	382
	$ 21,593	$ 14,317	$ 2,950	$ 2,370	$ 1,956	$ 3,284	$ 49,120
2022							
NAA	$ 8,281	$ 7,526	$ 1,517	$ 1,408	$ (2,170)	$ 2,568	$ 27,413
Europe (a)	3,531	3,925	745	692	(1,830)	2,213	15,317
Cruise Support . . .	171	120	225	140	(315)	155	8,461
Tour and Other . . .	185	187	27	36	(64)	4	512
	$ 12,168	$ 11,757	$ 2,515	$ 2,275	$ (4,379)	$ 4,940	$ 51,703
2021							
NAA	$ 1,108	$ 2,730	$ 953	$ 1,352	$ (3,928)	$ 2,397	$ 25,606
Europe (a)	712	1,807	568	728	(2,617) (b)	515	16,088
Cruise Support . . .	42	55	335	129	(477)	660	11,014
Tour and Other . . .	46	63	27	23	(67)	35	637
	$ 1,908	$ 4,655	$ 1,885	$ 2,233	$ (7,089)	$ 3,607	$ 53,344

(a) Beginning in the first quarter of 2023, we renamed the Europe and Asia segment to Europe segment.

(b) Includes $226 million of goodwill impairment charges.

Revenue by geographic areas, which are based on where our guests are sourced, were as follows:

(in millions)	Years Ended November 30,					
	2023		**2022**		**2021**	
North America	$	13,112	$	7,866	$	1,066
Europe		6,565		3,918		811
Australia		1,181		252		—
Other		735		132		31
	$	21,593	$	12,168	$	1,908

Substantially all of our long-lived assets consist of our ships and move between geographic areas.

NOTE 13 — Compensation Plans and Post-Employment Benefits

Equity Plans

We issue our share-based compensation awards, which at November 30, 2023 included time-based share awards (restricted stock awards and restricted stock units) and performance-based share awards (collectively "equity awards"), under the Carnival Corporation and Carnival plc stock plans. Equity awards are principally granted to management level employees and members of our Boards of Directors. The plans are administered by the Compensation Committees which are made up of independent directors who determine which employees are eligible to participate, the monetary value or number of shares for which equity awards are to be granted and the amounts that may be exercised or sold within a specified term. We had an aggregate of 31.7 million shares available for future grant at November 30, 2023. We fulfill our equity award obligations using shares purchased in the open market or with unissued or treasury shares. Our equity awards generally vest over a three-year period, subject to earlier vesting under certain conditions.

	Shares	**Weighted-Average Grant Date Fair Value**	
Outstanding at November 30, 2022	6,380,515	$	22.67
Granted	7,846,092	$	9.64
Vested	(3,195,202)	$	26.22
Forfeited	(741,777)	$	25.22
Outstanding at November 30, 2023	10,289,628	$	11.45

As of November 30, 2023, there was $59 million of total unrecognized compensation cost related to equity awards, which is expected to be recognized over a weighted-average period of 1.6 years.

Single-employer Defined Benefit Pension Plans

We maintain several single-employer defined benefit pension plans, which cover certain shipboard and shoreside employees. The U.S. and UK shoreside employee plans are closed to new membership and are funded at or above the level required by U.S. or UK regulations. The remaining defined benefit plans are primarily unfunded. These plans provide pension benefits primarily based on employee compensation and years of service.

(in millions)	UK Plan (a)		All Other Plans	
	2023	2022	2023	2022
Change in projected benefit obligation:				
Projected benefit obligation as of December 1	$ 198	$ 298	$ 223	$ 263
Past service cost	1	—	18	18
Interest cost	8	5	11	5
Benefits paid	(6)	(12)	(20)	(15)
Actuarial (gain) loss on plans' liabilities	(19)	(88)	(4)	(49)
Plan curtailments, settlements and other	—	(6)	(1)	1
Administrative expenses	(1)	—	—	—
Projected benefit obligation as of November 30	181	198	226	223
Change in plan assets:				
Fair value of plan assets as of December 1	222	355	10	12
Return (loss) on plans' assets	(20)	(116)	—	(1)
Employer contributions	1	2	20	12
Benefits paid	(6)	(12)	(20)	(12)
Plan settlements	—	(5)	(1)	(1)
Administrative expenses	(1)	(2)	—	—
Fair value of plan assets as of November 30	196	222	9	10
Funded status as of November 30	$ 15	$ 24	$ (218)	$ (213)

(a)   The P&O Princess Cruises (UK) Pension Scheme ("UK Plan")

The amounts recognized in the Consolidated Balance Sheets for these plans were as follows:

(in millions)	UK Plan November 30,		All Other Plans November 30,	
	2023	2022	2023	2022
Other assets	$ 15	$ 24	$ —	$ —
Accrued liabilities and other	$ —	$ —	$ 29	$ 25
Other long-term liabilities	$ —	$ —	$ 188	$ 188

The accumulated benefit obligation for all defined benefit pension plans was $220 million and $386 million at November 30, 2023 and 2022, respectively.

Amounts for pension plans with accumulated benefit obligations in excess of fair value of plan assets are as follows:

(in millions)	November 30,	
	2023	2022
Projected benefit obligation	$ 226	$ 223
Accumulated benefit obligation	$ 220	$ 218
Fair value of plan assets	$ 9	$ 10

The net benefit cost recognized in the Consolidated Statements of Income (Loss) were as follows:

(in millions)	UK Plan November 30, 2023	UK Plan November 30, 2022	UK Plan November 30, 2021	All Other Plans November 30, 2023	All Other Plans November 30, 2022	All Other Plans November 30, 2021
Service cost	$ 1	$ —	$ —	$ 18	$ 18	$ 10
Interest cost	8	5	4	11	5	4
Expected return on plan assets	(8)	(6)	(6)	—	—	—
Amortization of prior service cost	—	—	—	—	—	—
Amortization of net loss (gain)	—	—	—	—	3	4
Settlement loss recognized	—	—	—	1	1	5
Net periodic benefit cost	$ 1	$ (1)	$ (1)	$ 30	$ 26	$ 22

The components of net periodic benefit cost other than the service cost component are included in other income (expense), net in the Consolidated Statements of Income (Loss).

Weighted average assumptions used to determine the projected benefit obligation are as follows:

	UK Plan 2023	UK Plan 2022	All Other Plans 2023	All Other Plans 2022
Discount rate	5.2%	4.3%	5.7%	5.4%
Rate of compensation increase	2.9%	2.9%	3.0%	3.0%

Weighted average assumptions used to determine net pension income are as follows:

	UK Plan 2023	UK Plan 2022	UK Plan 2021	All Other Plans 2023	All Other Plans 2022	All Other Plans 2021
Discount rate	4.3%	1.6%	1.6%	5.4%	3.2%	2.3%
Expected return on assets	4.3%	—%	1.9%	3.5%	2.3%	2.3%
Rate of compensation increase	2.9%	2.7%	2.3%	3.0%	3.0%	3.0%

The discount rate used to determine the UK Plan's projected benefit obligation was determined as the single equivalent rate based on applying a yield curve determined from AA credit rated bonds at the balance sheet date to the cash flows making up the pension plan's obligations. The discount rate used to determine the UK Plan's future net periodic benefit cost was determined as the equivalent rate based on applying each individual spot rate from a yield curve determined from AA credit rated bonds at the balance sheet date for each year's cash flow. The UK Plan's expected long-term return on plan assets is consistent with the long-term investment return target provided to the UK Plan's fiduciary manager (U.K. government fixed interest bonds (gilts) plus 1.0% and was 5.6% per annum as of November 30, 2023.

Amounts recognized in AOCI are as follows:

	UK Plan November 30, 2023	UK Plan November 30, 2022	All Other Plans November 30, 2023	All Other Plans November 30, 2022
Actuarial losses (gains) recognized in the current year	$ 9	$ 35	$ (4)	$ (48)
Amortization and settlements included in net periodic benefit cost	$ (1)	$ —	$ (1)	$ (1)

We anticipate making contributions of $29 million to the plans during 2024. Estimated future benefit payments to be made during each of the next five fiscal years and in the aggregate during the succeeding five fiscal years are as follows:

(in millions)	UK Plan	All Other Plans
2024	$ 7	$ 30
2025	7	29
2026	7	28
2027	7	27
2028	8	28
2029 – 2033	47	138
	$ 83	$ 280

Our investment strategy for our pension plan assets is to maintain a diversified portfolio of asset classes to produce a sufficient level of diversification and investment return over the long term. The investment policy for each plan specifies the type of investment vehicles appropriate for the plan, asset allocation guidelines, criteria for selection of investment managers and procedures to monitor overall investment performance, as well as investment manager performance. As of November 30, 2023 and 2022, respectively, the All Other Plans were unfunded.

The fair values of the plan assets of the UK Plan by investment class are as follows:

	November 30,	
	2023	2022
Equities	$ 47	$ 53
U.K. government fixed interest bonds (gilts)	$ 149	$ 169

Multiemployer Defined Benefit Pension Plans

We participate in two multiemployer defined benefit pension plans in the UK, the British Merchant Navy Officers Pension Fund (registration number 10005645) ("MNOPF"), which is divided into two sections, the "New Section" and the "Old Section," and the British Merchant Navy Ratings Pension Fund (registration number 10005646) ("MNRPF"). Collectively, we refer to these as "the multiemployer plans." The multiemployer plans are maintained for the benefit of the employees of the participating employers who make contributions to the plans. The risks of participating in these multiemployer plans are different from single-employer plans, including:

- Contributions made by employers, including us, may be used to provide benefits to employees of other participating employers
- If any of the participating employers were to withdraw from the multiemployer plans or fail to make their required contributions, any unfunded obligations would be the responsibility of the remaining participating employers.

We are contractually obligated to make all required contributions as determined by the plans' trustees. All of our multiemployer plans are closed to new membership and future benefit accrual.

The MNOPF Old Section is fully funded and covered by a third party insurer, with no further Carnival funding obligations. We expense our portion of the MNOPF New Section deficit as amounts are invoiced by, and become due and payable to, the trustees. We accrue and expense our portion of the MNRPF deficit based on our estimated probable obligation from the most recent actuarial review. Total expense for the multiemployer plans was $1 million in 2023, $2 million in 2022 and $28 million in 2021.

Based on the most recent triennial valuation at March 31, 2021 of the MNOPF New Section, it was determined that this plan was 102% funded. In 2023, 2022 and 2021, our contributions to the MNOPF New Section did not exceed 5% of total contributions to the fund. Based on the most recent triennial valuation at March 31, 2020 of the MNRPF, it was determined that this plan was 93% funded. In 2023, 2022 and 2021, our contributions to the MNRPF did not exceed 5% of total contributions to the fund. It is possible that we will be required to fund and expense additional amounts for the multiemployer plans in the future; however, such amounts are not expected to be material to our consolidated financial statements.

Defined Contribution Plans

We have several defined contribution plans available to most of our employees. We contribute to these plans based on employee contributions, salary levels and length of service. Total expense for these plans was $48 million in 2023, $40 million in 2022 and $35 million in 2021.

NOTE 14 — Earnings Per Share

	Years Ended November 30,		
(in millions, except per share data)	**2023**	**2022**	**2021**
Net income (loss) for basic and diluted earnings per share ..	$ (74)	$ (6,093)	$ (9,501)
Weighted-average shares outstanding	1,262	1,180	1,123
Diluted weighted-average shares outstanding	1,262	1,180	1,123
Basic earnings per share	$ (0.06)	$ (5.16)	$ (8.46)
Diluted earnings per share	$ (0.06)	$ (5.16)	$ (8.46)

Antidilutive shares excluded from diluted earnings per share computations were as follows:

	November 30,		
(in millions)	**2023**	**2022**	**2021**
Equity awards	4	1	3
Convertible Notes	130	55	53
Total antidilutive securities	134	56	56

NOTE 15 — Supplemental Cash Flow Information

	November 30,		
(in millions)	**2023**	**2022**	**2021**
Cash and cash equivalents (Consolidated Balance Sheets)	$ 2,415	$ 4,029	$ 8,939
Restricted cash (Consolidated Balance Sheets)	11	1,988	14
Restricted cash (included in other assets)	10	20	24
Total cash, cash equivalents and restricted cash (Consolidated Statements of Cash Flows)	$ 2,436	$ 6,037	$ 8,976

Cash paid for interest, net of capitalized interest, was $2.0 billion in 2023, $1.4 billion in 2022 and $1.3 billion in 2021. Cash benefit received (paid) for income taxes, net was not material in 2023, 2022 and 2021. In addition, non-cash purchases of property and equipment included in accrued liabilities and other was $307 million in 2023, $100 million in 2022 and $127 million in 2021.

Substantially all restricted cash as of November 30, 2022 related to the net proceeds from the issuance of our 2028 Senior Priority Notes. The contractual restrictions on these proceeds were satisfied in December 2022 at which time these amounts became unrestricted.

In August 2022, we issued $339 million aggregate principal amount of 2024 Convertible Notes pursuant to privately-negotiated non-cash exchange agreements with certain holders of the 2023 Convertible Notes, pursuant to which such holders agreed to exchange their 2023 Convertible Notes for an equal amount of 2024 Convertible Notes. In November 2022, we issued an additional $87 million aggregate principal amount of the 2024 Convertible Notes pursuant to privately-negotiated non-cash exchange agreements with certain holders of the 2023 Convertible Notes, pursuant to which such holders agreed to exchange their 2023 Convertible Notes for an equal amount of additional 2024 Convertible Notes.

Refer to Note 5 — "Debt" for additional detail relating to our 2028 Senior Priority Notes and the 2024 Convertible Notes.

For the years ended November 30, 2023, 2022 and 2021, we did not have borrowings or repayments of commercial paper with original maturities greater than three months.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the Securities Exchange Act of 1934 Rule 13a-15(f). Our management, with the participation of our President, Chief Executive Officer and Chief Climate Officer and our Chief Financial Officer and Chief Accounting Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the 2013 Internal Control — Integrated Framework (the "COSO Framework"). Based on this evaluation under the COSO Framework, our management concluded that our internal control over financial reporting was effective as of November 30, 2023.

PricewaterhouseCoopers LLP, the independent registered certified public accounting firm that audited our consolidated financial statements, has also audited the effectiveness of our internal control over financial reporting as of November 30, 2023 as stated in their report, which is included in this 2023 Annual Report.





Josh Weinstein
President and Chief Executive Officer and
Chief Climate Officer
January 26, 2024

David Bernstein
Chief Financial Officer and
Chief Accounting Officer
January 26, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Boards of Directors and Shareholders of Carnival Corporation and Carnival plc

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Carnival Corporation & plc (comprising Carnival Corporation and Carnival plc and their respective subsidiaries, the "Company") as of November 30, 2023 and 2022, and the related consolidated statements of income (loss), of comprehensive income (loss), of shareholders' equity and of cash flows for each of the three years in the period ended November 30, 2023, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of November 30, 2023, based on criteria established in *Internal Control — Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of November 30, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended November 30, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of November 30, 2023, based on criteria established in *Internal Control — Integrated Framework* (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for convertible instruments in 2023.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Debt

As described in Notes 2 and 5 to the consolidated financial statements, the Company has current and long-term debt of $2.1 billion and $28.5 billion, respectively, as of November 30, 2023. Debt is recorded by management at initial fair value, which normally reflects the proceeds received, net of debt issuance costs. Debt is subsequently stated at amortized cost. Debt issuance costs, discounts and premiums are generally amortized to interest expense using the straight-line method, which approximates the effective interest method, over the term of the debt. The Company's Revolving Facility, New Revolving Facility, unsecured loans and export credit facilities contain certain covenants. If an event of default under any debt agreement occurs, then, pursuant to cross-default and/or cross-acceleration clauses, substantially all of the Company's outstanding debt could become due, and the debt could be terminated. Management has taken actions to manage its debt by refinancing future debt maturities to extend maturity dates, reduce interest expense by repaying some existing indebtedness and obtaining relevant financial covenant amendments or waivers. As of November 30, 2023, the Company was in compliance with the applicable covenants under the debt agreements.

The principal consideration for our determination that performing procedures relating to debt is a critical audit matter is a high degree of auditor effort in performing procedures related to the Company's accounting, measurement and presentation of debt.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to debt, including issuances, repayments, amortization, covenant compliance, and disclosures. These procedures also included, among others, (i) reading the debt agreements and amendments; (ii) confirming all debt balances as of November 30, 2023; (iii) testing of debt proceeds by obtaining and inspecting source documents, such as debt agreements and cash received; (iv) testing a sample of additions to debt issuance costs by obtaining and inspecting invoices; (v) testing a sample of debt repayments by obtaining and inspecting cash payments; (vi) recalculating a sample of amortization of debt issuance costs, discounts and premiums; (vii) developing an independent estimate of interest expense for certain debt instruments and comparing the independent estimate to management's interest expense;

(viii) recalculating a sample of interest expense; (ix) testing debt modifications and extinguishments by evaluating the accounting treatment and obtaining and inspecting source documents, such as debt agreements and amendments, lender statements, and cash payments; (x) evaluating the financial covenant calculations for consistency and compliance with the debt agreements; (xi) testing the completeness and accuracy of underlying data used in the debt covenant calculations; and (xii) evaluating the sufficiency of the disclosures in the consolidated financial statements.

PricewaterhouseCoopers LLP

Miami, Florida
January 26, 2024

We have served as the Company's auditor since 2003. Prior to that, we served as Carnival Corporation's auditor since at least 1986. We have not been able to determine the specific year we began serving as auditor of Carnival Corporation.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cautionary Note Concerning Factors That May Affect Future Results

Some of the statements, estimates or projections contained in this document are "forward-looking statements" that involve risks, uncertainties and assumptions with respect to us, including some statements concerning future results, operations, outlooks, plans, goals, reputation, cash flows, liquidity and other events which have not yet occurred. These statements are intended to qualify for the safe harbors from liability provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts are statements that could be deemed forward-looking. These statements are based on current expectations, estimates, forecasts and projections about our business and the industry in which we operate and the beliefs and assumptions of our management. We have tried, whenever possible, to identify these statements by using words like "will," "may," "could," "should," "would," "believe," "depends," "expect," "goal," "aspiration," "anticipate," "forecast," "project," "future," "intend," "plan," "estimate," "target," "indicate," "outlook," and similar expressions of future intent or the negative of such terms.

Forward-looking statements include those statements that relate to our outlook and financial position including, but not limited to, statements regarding:

- Pricing
- Booking levels
- Occupancy
- Interest, tax and fuel expenses
- Currency exchange rates
- Goodwill, ship and trademark fair values
- Liquidity and credit ratings
- Investment grade leverage metrics
- Estimates of ship depreciable lives and residual values

- Adjusted net income (loss)
- Adjusted EBITDA
- Adjusted earnings per share
- Adjusted free cash flow
- Net per diems
- Net yields
- Adjusted cruise costs per ALBD
- Adjusted cruise costs excluding fuel per ALBD
- Adjusted return on invested capital

Because forward-looking statements involve risks and uncertainties, there are many factors that could cause our actual results, performance or achievements to differ materially from those expressed or implied by our forward-looking statements. This note contains important cautionary statements of the known factors that we consider could materially affect the accuracy of our forward-looking statements and adversely affect our business, results of operations and financial position. Additionally, many of these risks and uncertainties are currently, and in the future may continue to be, amplified by our substantial debt balance incurred during the pause of our guest cruise operations. There may be additional risks that we consider immaterial or which are unknown. These factors include, but are not limited to, the following:

- *Events and conditions around the world, including geopolitical uncertainty, war and other military actions, inflation, higher fuel prices, higher interest rates and other general concerns impacting the ability or desire of people to travel have led, and may in the future lead, to a decline in demand for cruises as well as negative impacts to our operating costs and profitability.*

- *Pandemics have in the past and may in the future have a significant negative impact on our financial condition and operations.*

- *Incidents concerning our ships, guests or the cruise industry have in the past and may, in the future, negatively impact the satisfaction of our guests and crew and lead to reputational damage.*

- *Changes in and non-compliance with laws and regulations under which we operate, such as those relating to health, environment, safety and security, data privacy and protection, anti-money laundering, anti-corruption, economic sanctions, trade protection, labor and employment, and tax may be costly and have in the past and may, in the future, lead to litigation, enforcement actions, fines, penalties and reputational damage.*

- *Factors associated with climate change, including evolving and increasing regulations, increasing global concern about climate change and the shift in climate conscious consumerism and stakeholder scrutiny, and increasing frequency and/or severity of adverse weather conditions could adversely affect our business.*
- *Inability to meet or achieve our targets, goals, aspirations, initiatives, and our public statements and disclosures regarding them, including those that are related to sustainability matters, may expose us to risks that may adversely impact our business.*
- *Breaches in data security and lapses in data privacy as well as disruptions and other damages to our principal offices, information technology operations and system networks and failure to keep pace with developments in technology may adversely impact our business operations, the satisfaction of our guests and crew and may lead to reputational damage.*
- *The loss of key team members, our inability to recruit or retain qualified shoreside and shipboard team members and increased labor costs could have an adverse effect on our business and results of operations.*
- *Increases in fuel prices, changes in the types of fuel consumed and availability of fuel supply may adversely impact our scheduled itineraries and costs.*
- *We rely on supply chain vendors who are integral to the operations of our businesses. These vendors and service providers may be unable to deliver on their commitments, which could negatively impact our business.*
- *Fluctuations in foreign currency exchange rates may adversely impact our financial results.*
- *Overcapacity and competition in the cruise and land-based vacation industry may negatively impact our cruise sales, pricing and destination options.*
- *Inability to implement our shipbuilding programs and ship repairs, maintenance and refurbishments may adversely impact our business operations and the satisfaction of our guests.*
- *We require a significant amount of cash to service our debt and sustain our operations. Our ability to generate cash depends on many factors, including those beyond our control, and we may not be able to generate cash required to service our debt and sustain our operations.*
- *Our substantial debt could adversely affect our financial health and operating flexibility.*

The ordering of the risk factors set forth above is not intended to reflect our indication of priority or likelihood.

Forward-looking statements should not be relied upon as a prediction of actual results. Subject to any continuing obligations under applicable law or any relevant stock exchange rules, we expressly disclaim any obligation to disseminate, after the date of this document, any updates or revisions to any such forward-looking statements to reflect any change in expectations or events, conditions or circumstances on which any such statements are based.

Forward-looking and other statements in this document may also address our sustainability progress, plans, and goals (including climate change- and environmental-related matters). In addition, historical, current, and forward-looking sustainability- and climate-related statements may be based on standards and tools for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions and predictions that are subject to change in the future and may not be generally shared.

2023 Executive Overview

We consistently set records and achieved other significant milestones during this past year, including:

- Full year revenues hit an all-time high of $21.6 billion.
- For the first time since the resumption of guest cruise operations, net income was positive during the third quarter, generating $1.07 billion.
- We entered 2024 with our best booked position on record, for both price and occupancy.
- Total customer deposits for each quarter throughout 2023 consistently surpassed the previous quarterly records.
- We reduced our debt balance by $4.6 billion from its peak in the first quarter of 2023 and ended the year with $5.4 billion of liquidity.

The strengthening demand environment across all our brands contributed to our revenue growth as we drove improvements in ticket prices while closing the double-digit occupancy gap from the start of the year and reaching historical occupancy levels for the second half of 2023.

We believe our advertising investments and other demand generation efforts during the past 18 months have successfully elevated awareness and consideration for our brands, leading to record booking levels and revenue results. In addition, these efforts enabled us to attract more new-to cruise and more new-to brand guests compared to 2019. We are building momentum in closing the value gap to land-based alternatives, capturing over 3.5 million new-to cruise guests in 2023 and remain well-positioned to take share from land-based alternatives.

We continue to take actions to further stimulate demand and maintain our momentum through 2024 and beyond. We are focused on ongoing improvements across the commercial space as we further rollout advancements to our yield management tools and lead generation techniques, continue to invest in sales and sales support, and build on already strong relationships with our trade partners. This is complemented by our strategy to pull forward the sale of onboard items through bundled product offerings and pre-cruise sales.

We are also not losing sight of our expense base, as we have worked to mitigate the impacts of a high inflation environment by leveraging our scale through cost optimization initiatives. We have made investments that we expect to increase our cost efficiencies in the future, including successfully installing SpaceX's Starlink, next generation internet across our fleet, which is expected to drive more than a 20% reduction in cost per megabit in 2024. In addition, we expect it will increase our bandwidth pipeline, resulting in both improved guest experience and higher onboard revenues. We also launched Maritime Asset Strategy Transformation ("MAST"), a centralized system developed to optimize equipment and machinery management across our brands and our fleet.

During 2023, we continued to work aggressively to reduce our environmental footprint and fuel consumption. Our deep commitment resulted in industry-leading fuel efficiency and a more than 10% reduction in absolute GHG emissions compared to our peak year of 2011, despite capacity growth of 30% over the same period. We also exceeded our shore power capability goal and our fleet now has twice as many ships ready to plug into shore power as there are ports currently able to provide it.

As a result of our fleet optimization efforts, our fleet is now one year younger than prior to pausing our guest cruise operations four years ago. During 2023 alone we benefited from the introduction of three fantastic new ships including *Carnival Celebration* and *Arvia,* leveraging the scale of our popular and exceptionally efficient series of excel-class ships, and *Seabourn Pursuit*, our second luxury expedition ship. In addition, Carnival Cruise Line welcomed *Carnival Venezia,* which was transferred from Costa, becoming the first ship as part of Carnival's Fun Italian Style™ platform. We will continue to optimize our brand portfolio by transferring *Costa Firenze* to Carnival Cruise Line in 2024.

We also made meaningful progress in other strategic asset projects. We began construction on Celebration Key in Grand Bahama, which will be the largest and closest exclusive destination in our portfolio. While not expected to open until summer 2025, we have begun generating consumer awareness and excitement around this fantastic upcoming destination. We also started the process for a significant upsize in guest traffic at Half Moon Cay, our exclusive and beautiful pristine island destination in The Bahamas, with the creation of a pier-side berth that can accommodate our largest vessels. In addition, we commenced work with our Grand Bahama Shipyard partners on the construction of two floating docks, one of which will have the largest lifting capacity in the world. Together, these strategic investments are expected to significantly benefit us by helping to reduce travel time, further reducing our fuel consumption and preserving ship revenue days.

Our significantly improved 2023 cash from operations enabled us to notably reduce the substantial debt balance incurred during the pause of guest cruise operations. In 2023, we made sizeable debt prepayments and ended the year with over $5 billion of liquidity. Looking forward, we expect to continue to strategically refinance and prepay debt, leveraging our improving operating cash flow and the return of substantially all of the remaining credit card reserves during the first quarter of 2024.

In addition, with nearly two-thirds of 2024 on the books already, we are well positioned to achieve another year of record revenues. This, combined with excess liquidity, is expected to enable us to continue actively managing down debt and reducing interest expense, leaving us on our path back to achieving investment grade credit ratings and higher return on invested capital.

This has been a truly remarkable year, and we have come a long way in an incredibly short amount of time. We delivered unforgettable happiness to over 12 million guests this year and look forward to continuing to provide our guests with extraordinary cruise vacations in 2024, while honoring the integrity of every ocean we sail, place we visit and life we touch.

New Accounting Pronouncements

Refer to our consolidated financial statements for further information on *Accounting Pronouncements*.

Critical Accounting Estimates

Our critical accounting estimates are those we believe require our most significant judgments about the effect of matters that are inherently uncertain. A discussion of our critical accounting estimates, the underlying judgments and uncertainties used to make them and the likelihood that materially different estimates would be reported under different conditions or using different assumptions is as follows:

Liquidity and Other Uncertainties

We make several critical accounting estimates with respect to our liquidity.

As part of our liquidity management, we rely on estimates of our future liquidity, which includes numerous assumptions that are subject to various risks and uncertainties. The principal assumptions used to estimate our future liquidity consist of:

- Expected increases in revenue in 2024 as compared to 2023
- Expected prepayment of debt
- Continued stabilization of inflationary pressures on costs compared to 2023
- Fuel prices at or around November 2023 year-end prices

In addition, we make certain assumptions about new ship deliveries, improvements on existing ships as well as other capital expenditures, removals of existing ships, and consider the future export credit financings that are associated with the new ship deliveries.

We have a substantial debt balance incurred during the pause in guest cruise operations and require a significant amount of liquidity or cash provided by operating activities to service our debt. We will continue to pursue various opportunities to refinance future debt maturities to extend maturity dates and reduce interest expense by repaying some of our existing indebtedness.

Ship Accounting

We make several critical accounting estimates with respect to our ship accounting including ship improvement costs, estimated useful lives and residual values.

We account for ship improvement costs, including replacements of certain significant components and parts, by capitalizing those costs that we believe add value to our ships and have a useful life greater than one year and depreciating those improvements over their estimated remaining useful life. The costs of repairs and maintenance, including those incurred when a ship is taken out-of-service for scheduled maintenance, and minor improvement costs and expenses, are charged to expense as incurred. If we change our assumptions in making our determinations as to whether improvements to a ship add value, the amounts we expense each year as repair and maintenance expense could increase, which would be partially offset by a decrease in depreciation expense, resulting from a reduction in capitalized costs.

In addition, the specifically identified or estimated cost and accumulated depreciation of previously capitalized ship components are written-off upon retirement, which may result in a loss on disposal that is also included in other operating expenses. We do not have cost segregation studies performed to specifically componentize our ships. In addition, since we do not separately componentize our ships, we do not identify and track depreciation of original ship components. Therefore, we typically have to estimate the net book value of components that are retired, based primarily upon their replacement cost, their age and their original estimated useful lives. Given the large size and complexity of our ships, ship accounting estimates require considerable judgment and are inherently uncertain.

In order to compute our ships' depreciation expense, we apply judgment to determine their useful lives as well as their residual values. We have estimated our ships' useful lives at 30 years and residual values at 15% of our original ship cost. Our ships' useful life and residual value estimates take into consideration the estimated weighted-average useful lives of the ships' major component systems, such as hull, superstructure, main electric, engines and cabins. We also take into consideration the impact of technological changes, historical useful lives of similarly-built ships, long-term cruise and vacation market conditions and regulatory changes, including those related to the environment and climate change. We determine the residual value of our ships based on our long-term estimates of their resale value at the end of their useful lives to us but before the end of their physical and economic lives to others, historical resale values of our and other cruise ships as well as our expectations of the long-term viability of the secondary cruise ship market. We review estimated useful lives and residual values for reasonableness whenever events or circumstances significantly change. Since the pause of our guest cruise operations, we have disposed of ships for amounts significantly below their book values. Management has estimated that this trend will normalize in the coming years.

The IMO recently adopted its 2023 Strategy on Reduction of GHG Emissions from Ships that would require international shipping to reduce total GHG emissions on a well-to-wake basis to net zero by or around 2050. In addition, the framework introduces checkpoints in 2030 and 2040 that seek reductions in the total GHG emissions from international shipping by at least 20% and 70%, respectively, compared to 2008. The EU has also proposed several regulations that will likely impact the cost of fossil fuels and has recently adopted the inclusion of maritime shipping in the EU's Emission Trading System. We have established Climate Action Goals, which include a GHG intensity reduction goal of 20% by 2030 from the 2019 baseline and pursuing net zero emissions by 2050. Given a 30-year estimated useful life for our ships, our most recently delivered vessels' lives will extend beyond this 2050 date. Fossil fuels are currently the only viable option for our industry and it is not clear when alternative fuels or other technologies will be commercially viable. To provide a path to net zero emissions, alternative low GHG emission fuels will be necessary for the maritime industry; however, there are significant supply challenges that must be resolved before viability is reached. We are closely monitoring technology developments and partnering with key organizations on research and development to support our sustainability goals and aspirations. Our fleet's engines are capable of being modified for use with certain alternative fuels and we have completed tests on the use of marine biofuel blends on certain ships in our fleet. In addition, and in support of our Climate Action Goals, we invest in technologies, including the use of LNG powered cruise ships, the installation of Advanced Air Quality Systems on board our ships to aid in the reduction of sulfur emissions, the use of shore power, enabling ships to use shoreside electric power where available while in port and various other efficiency related upgrades intended to reduce our emissions. It is uncertain how recently adopted, proposed and possible future regulatory changes related to the environment and climate change and our pursuit of net zero emissions by 2050, may impact our ships' useful lives and residual values and the impact is dependent on future regulatory actions and technological advances. As of November 30, 2023, management concluded that there were no changes in our ship useful lives and residual value estimates.

If materially different conditions existed, or if we materially changed our assumptions of ship useful lives and residual values, then our depreciation expense, loss on retirement of ship components and net book value of our ships would be materially different. Our 2023 ship depreciation expense would have increased by approximately:

- $49 million assuming we had reduced our estimated 30-year ship useful life estimate by one year at the time we took delivery or acquired each of our ships
- $245 million assuming we had estimated our ships to have no residual value

We believe that the estimates we made for ship accounting purposes are reasonable and our methods are consistently applied in all material respects and result in depreciation expense that is based on a rational and systematic method to equitably allocate the costs of our ships to the periods during which we use them.

Valuation of Ships

Impairment reviews of our ships require us to make significant estimates. We evaluate ship asset impairments at the individual ship level which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. We review our ships for impairment whenever events or circumstances indicate that the carrying value of a ship may not be recoverable. If estimated future cash flows are less than the carrying value of a ship, an impairment charge is recognized to the extent its carrying value exceeds its estimated fair value. Where estimated future cash flows are used to estimate the recoverable value of a ship, the cash flows include estimated regulatory costs, including those related to proposed regulations, which are likely to impact costs and capital expenditures, including those expected to meet our 2030 Climate Action Goals.

The estimation of a ship's fair value includes numerous assumptions that are subject to various risks and uncertainties. The principal assumption used in determining the fair value of these ships was the estimated sales proceeds.

We determined the fair value of these ships based on their respective estimated selling values, for those ships expected to be disposed of, or estimated discounted future cash flows and comparable market transactions. Refer to our consolidated financial statements for additional discussion of our property and equipment policy and ship impairment reviews.

We believe that we have made reasonable estimates.

Contingencies

We periodically assess the potential liabilities related to any lawsuits or claims brought against us, as well as for other known unasserted claims, including environmental, legal, regulatory and guest and crew matters. While it is typically very difficult to determine the timing and ultimate outcome of these matters, we use our best judgment to determine the appropriate amounts to record in our consolidated financial statements.

We accrue a liability and establish a reserve when we believe a loss is probable and the amount of the loss can be reasonably estimated. In assessing probable losses, we make estimates of the amount of probable insurance recoveries, if any, which are recorded as assets where appropriate. Such accruals and reserves are typically based on developments to date, management's estimates of the outcomes of these matters, our experience in contesting, litigating and settling other similar matters, historical claims experience, actuarially determined estimates of liabilities and any related insurance coverage.

Given the inherent uncertainty related to the eventual outcome of these matters and potential insurance recoveries, it is possible that all or some of these matters may be resolved for amounts materially different from any provisions or disclosures that we may have made. In addition, as new information becomes available, we may need to reassess the amount of asset or liability that needs to be accrued related to our contingencies. All such changes in our estimates could materially impact our results of operations and financial position.

Refer to our consolidated financial statements for additional discussion of contingencies.

Known Trends and Uncertainties

- We believe the volatility in the cost of fuel and increases in other related costs are reasonably likely to continue to impact our profitability in both the short and long-term.
- We believe inflation and interest rates are reasonably likely to continue to impact our profitability.
- We believe a global minimum tax could affect us in 2026, with the potential for a one-year deferral. Prior to any mitigating actions, we believe the annual impact could be approximately $200 million. We continue to evaluate the impact of these rules and are currently evaluating a variety of mitigating actions to minimize the impact. The application of the rules continues to evolve, and its outcome may alter our tax obligations in certain countries in which we operate.
- We believe the increasing global focus on climate change, including the reduction of GHG emissions and new and evolving regulatory requirements, is reasonably likely to have a material negative impact on our future financial results. We became subject to the EU Emission Trading Scheme

("ETS") on January 1, 2024, which includes a three-year phase-in period. We estimate the impact in 2024 to be approximately $51 million based on a European Union Allowance cost of $75 per metric ton of emissions.

- We believe that the instability in the Red Sea region currently impacting shipping could have an impact on our results of operations.

Results of Operations

We have historically earned substantially all of our cruise revenues from the following:

- Sales of passenger cruise tickets and, in some cases, the sale of air and other transportation to and from airports near our ships' home ports and cancellation fees. We also collect fees, taxes and other charges from our guests. The cruise ticket price typically includes the following:

  - Accommodations
  - Most meals, including snacks at numerous venues
  - Access to amenities such as swimming pools, water slides, water parks, whirlpools, a health club and sun decks
  - Child care and supervised youth programs
  - Entertainment, such as theatrical and comedy shows, live music and nightclubs
  - Visits to multiple destinations

- Sales of onboard goods and services not included in the cruise ticket price. This generally includes the following:

  - Beverage sales
  - Casino gaming
  - Shore excursions
  - Retail sales
  - Photo sales
  - Internet and communication services
  - Full service spas
  - Specialty restaurants
  - Art sales
  - Laundry and dry cleaning services

These goods and services are provided either directly by us or by independent concessionaires, from which we receive either a percentage of their revenues or a fee. Concession revenues do not have direct expenses because the costs and services incurred for concession revenues are borne by our concessionaires. In 2023, we earned 34% of our cruise revenues from onboard and other revenue goods and services.

We earn our tour and other revenues from our hotel and transportation operations and other revenues.

We incur cruise operating expenses for the following:

- The costs of passenger cruise bookings, which include travel agent commissions, cost of air and other transportation, port fees, taxes, and charges that directly vary with guest head counts and credit and debit card fees
- Onboard and other cruise costs, which include the costs of beverage sales, costs of shore excursions, costs of retail sales, internet and communication costs, credit and debit card fees, other onboard costs, costs of cruise vacation protection programs and pre- and post-cruise land packages
- Payroll and related costs, which include the costs of officers and crew in bridge, engineering and hotel operations. Substantially all costs associated with our shoreside personnel are included in selling and administrative expenses
- Fuel costs, which include fuel delivery costs
- Food costs, which include both our guest and crew food costs
- Other ship operating expenses, which include port costs that do not vary with guest head counts; repairs and maintenance, including minor improvements and dry-dock expenses; hotel costs; entertainment; gains and losses on ship sales; ship impairments; freight and logistics; insurance premiums and all other ship operating expenses

We incur tour and other costs and expenses for our hotel and transportation operations and other expenses.

Statistical Information

| | Years Ended November 30, | | |
	2023	2022	2021
Passenger Cruise Days ("PCDs") *(in millions)* (a)	91.4	54.6	8.2
Available Lower Berth Days ("ALBDs") *(in millions)* (b)	91.3	72.5	14.6
Occupancy percentage (c)	100%	75%	56%
Passengers carried *(in millions)*	12.5	7.7	1.2
Fuel consumption in metric tons *(in millions)*	2.9	2.6	1.3
Fuel consumption in metric tons per thousand ALBDs	32.1	36.1	(d)
Fuel cost per metric ton consumed	$ 701	$ 830	$ 515
Currencies (USD to 1)			
AUD	$ 0.66	$ 0.70	$ 0.75
CAD	$ 0.74	$ 0.77	$ 0.80
EUR	$ 1.08	$ 1.06	$ 1.19
GBP	$ 1.24	$ 1.25	$ 1.38

Notes to Statistical Information

(a) PCD represents the number of cruise passengers on a voyage multiplied by the number of revenue-producing ship operating days for that voyage.

(b) ALBD is a standard measure of passenger capacity for the period that we use to approximate rate and capacity variances, based on consistently applied formulas that we use to perform analyses to determine the main non-capacity driven factors that cause our cruise revenues and expenses to vary. ALBDs assume that each cabin we offer for sale accommodates two passengers and is computed by multiplying passenger capacity by revenue-producing ship operating days in the period.

(c) Occupancy, in accordance with cruise industry practice, is calculated using a numerator of PCDs and a denominator of ALBDs, which assumes two passengers per cabin even though some cabins can accommodate three or more passengers. Percentages in excess of 100% indicate that on average more than two passengers occupied some cabins.

(d) Fuel consumption in metric tons per thousand ALBDs for 2021 is not meaningful.

2023 Compared to 2022

The discussion below compares the results of operations for the year ended November 30, 2023 to the year ended November 30, 2022. You should read this discussion in conjunction with the consolidated financial statements and the notes thereto included elsewhere in this annual report. For a comparison of the Company's results of operations for the year ended November 30, 2022 to the year ended November 30, 2021, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Annual Report for the year ended November 30, 2022.

Results of Operations

Consolidated

(in millions)	Years Ended November 30,		Change
	2023	**2022**	**Change**
Revenues			
Passenger ticket	$ 14,067	$ 7,022	$ 7,045
Onboard and other	7,526	5,147	2,380
	21,593	12,168	9,425
Operating Expenses			
Commissions, transportation and other	2,761	1,630	1,131
Onboard and other	2,375	1,528	847
Payroll and related	2,373	2,181	192
Fuel	2,047	2,157	(110)
Food	1,335	863	472
Ship and other impairments	—	440	(440)
Other operating	3,426	2,958	467
Cruise and tour operating expenses	14,317	11,757	2,560
Selling and administrative	2,950	2,515	435
Depreciation and amortization	2,370	2,275	95
	19,637	16,547	3,090
Operating Income (Loss)	1,956	(4,379)	6,335
Nonoperating Income (Expense)			
Interest income	233	74	159
Interest expense, net of capitalized interest	(2,066)	(1,609)	(457)
Gains (losses) on debt extinguishment, net	(111)	(1)	(110)
Other income (expense), net	(75)	(165)	90
	(2,018)	(1,701)	(317)
Income (Loss) Before Income Taxes	$ (62)	$ (6,080)	$ 6,018

NAA

(in millions)	Years Ended November 30,		Change
	2023	**2022**	**Change**
Revenues			
Passenger ticket	$ 9,122	$ 4,692	$ 4,430
Onboard and other	5,466	3,589	1,877
	14,588	8,281	6,307
Operating Expenses	9,587	7,526	2,061
Selling and administrative	1,753	1,517	236
Depreciation and amortization	1,495	1,408	88
	12,836	10,451	2,385
Operating Income (Loss)	$ 1,752	$ (2,170)	$ 3,922

Europe

(in millions)	Years Ended November 30, 2023	2022	Change
Revenues			
Passenger ticket	$ 5,004	$ 2,660	$ 2,344
Onboard and other	1,531	872	659
	6,535	3,531	3,003
Operating Expenses	4,398	3,925	474
Selling and administrative	876	745	131
Depreciation and amortization	668	692	(24)
	5,942	5,361	581
Operating Income (Loss)	$ 593	$ (1,830)	$ 2,423

During the pause in our guest cruise operations, we incurred substantial debt and require a significant amount of cash to service our debt. Our ability to generate cash will be affected by general macroeconomic, financial, geopolitical, competitive, regulatory and other factors beyond our control. The full extent of these impacts is uncertain and may be amplified by our substantial debt balance.

Revenues

Consolidated

Cruise passenger ticket revenues made up 65% of our total revenues in 2023 while onboard and other revenues made up 35%. Revenues for the year ended November 30, 2023 increased by $9.4 billion to $21.6 billion from $12.2 billion in 2022 due to the significant increase of ships in service and considerably higher occupancy levels in 2023 as compared to 2022. ALBDs increased to 91.3 million in 2023 as compared to 72.5 million in 2022. Occupancy for 2023 was 100%, compared to 75% in 2022.

NAA Segment

Cruise passenger ticket revenues made up 63% of our NAA segment's total revenues in 2023 while onboard and other cruise revenues made up 37%. NAA segment revenues for 2023 increased by $6.3 billion to $14.6 billion from $8.3 billion in 2022 due to the significant increase of ships in service and considerably higher occupancy levels in 2023 as compared to 2022. ALBDs increased to 56.4 million in 2023 as compared to 44.3 million in 2022. Occupancy for 2023 was 103% compared to 82% in 2022.

Europe Segment

Cruise passenger ticket revenues made up 77% of our Europe segment's total revenues in 2023 while onboard and other cruise revenues made up 23%. Europe segment revenues for 2023 increased by $3.0 billion to $6.5 billion from $3.5 billion in 2022 due to the significant increase of ships in service and considerably higher occupancy levels in 2023 as compared to 2022. ALBDs increased to 34.9 million in 2023 as compared to 28.2 million in 2022. Occupancy for 2023 was 95% compared to 65% in 2022.

Operating Expenses

Consolidated

Operating expenses increased by $2.6 billion to $14.3 billion in 2023 from $11.8 billion in 2022. These increases were driven by our resumption of guest cruise operations, an increase of ships in service and considerably higher occupancy levels.

Fuel costs decreased by $0.1 billion to $2.0 billion in 2023 from $2.2 billion in 2022. $0.4 billion of this decrease was caused by lower fuel prices and changes in fuel mix of $129 per metric ton consumed in 2023 compared to 2022, partially offset by higher fuel consumption due to the resumption of guest cruise operations.

We did not recognize ship and other impairment charges in 2023 compared to $440 million recognized in 2022.

Selling and administrative expenses increased by $0.4 billion to $2.9 billion in 2023 from $2.5 billion in 2022. This increase was caused by increases in advertising costs and administrative expenses incurred as part of our resumption of guest cruise operations, which includes an increase in incentive compensation reflecting expected improvements in the company's current and long-term performance.

The drivers in changes in costs and expenses for our NAA and Europe segments are the same as those described for our consolidated results.

Nonoperating Income (Expense)

Interest expense, net of capitalized interest, increased by $0.5 billion to $2.1 billion in 2023 from $1.6 billion in 2022. The increase was caused by a higher average interest rate in 2023 compared to 2022, partially offset by a decrease in total debt.

Debt extinguishment and modification costs were $111 million in 2023 as a result of debt transactions during the year compared to $1 million in 2022.

Liquidity, Financial Condition and Capital Resources

As of November 30, 2023, we had $5.4 billion of liquidity including $2.4 billion of cash and cash equivalents and $3.0 billion of borrowings available under our Revolving Facility, which matures in August 2024. In February 2023, Carnival Holdings II entered into the $2.1 billion New Revolving Facility, which may be utilized beginning in August 2024, at which date it will replace our Revolving Facility. We will continue to pursue various opportunities to refinance future debt maturities to extend maturity dates and reduce interest expense by repaying some of our existing indebtedness. Refer to Note 5 — "Debt" of the consolidated financial statements and Funding Sources below for additional details.

We had a working capital deficit of $6.2 billion as of November 30, 2023 compared to a working capital deficit of $3.1 billion as of November 30, 2022. The increase in working capital deficit was caused by a decrease in cash and cash equivalents and restricted cash and an increase in customer deposits, partially offset by an increase in prepaid expenses and a decrease in short-term borrowings and the current portion of long-term debt. We operate with a substantial working capital deficit. This deficit is mainly attributable to the fact that, under our business model, substantially all of our passenger ticket receipts are collected in advance of the applicable sailing date. These advance passenger receipts generally remain a current liability on our balance sheet until the sailing date. The cash generated from these advance receipts is used interchangeably with cash on hand from other sources, such as our borrowings and other cash from operations. The cash received as advanced receipts can be used to fund operating expenses, pay down our debt, make long-term investments or any other use of cash. Included within our working capital are $6.1 billion and $4.9 billion of customer deposits as of November 30, 2023 and 2022, respectively. We have agreements with a number of credit card processors that transact customer deposits related to our cruise vacations. Certain of these agreements allow the credit card processors to request, under certain circumstances, that we provide a reserve fund in cash. In addition, we have a relatively low level of accounts receivable and limited investment in inventories.

Sources and Uses of Cash

Operating Activities

Our business provided $4.3 billion of net cash flows from operating activities during 2023, an increase of $6.0 billion, compared to $1.7 billion used in 2022. This was caused by a decrease in the net loss compared to the same period in 2022 and other working capital changes.

Investing Activities

During 2023, net cash used in investing activities was $2.8 billion. This was driven by:

- Capital expenditures of $1.9 billion for our ongoing new shipbuilding program
- Capital expenditures of $1.4 billion for ship improvements and replacements, information technology and buildings and improvements
- Proceeds from sales of ships and other of $340 million

During 2022, net cash used in investing activities was $4.8 billion. This was driven by:

- Capital expenditures of $3.9 billion for our ongoing new shipbuilding program
- Capital expenditures of $1.1 billion for ship improvements and replacements, information technology and buildings and improvements
- Proceeds from sales of ships and other of $70 million
- Purchases of short-term investments of $315 million
- Proceeds from maturity of short-term investments of $515 million

Financing Activities

During 2023, net cash used in financing activities of $5.1 billion was driven by:

- Repayments of $200 million of short-term borrowings
- Repayments of $5.9 billion of long-term debt and refinancing of $1.8 billion of long-term debt to extend maturities
- Issuances of $3.0 billion of long-term debt
- Debt issuance costs of $131 million
- Debt extinguishment costs of $79 million
- Proceeds from issuance of $22 million of Carnival Corporation common stock and purchases of $20 million of Carnival plc ordinary shares under our Stock Swap Program

During 2022, net cash provided by financing activities of $3.6 billion was caused by:

- Net repayments of short-term borrowings of $2.6 billion
- Repayments of $2.1 billion of long-term debt
- Debt issuance costs of $153 million
- Issuances of $7.2 billion of long-term debt
- Net proceeds of $1.2 billion from the public offering of Carnival Corporation common stock
- Proceeds from issuance of $95 million of Carnival Corporation common stock and purchases of $87 million of Carnival plc ordinary shares under our Stock Swap Program

For the Company's cash flow activities for the fiscal year ended November 30, 2021, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Annual Report for the year ended November 30, 2022.

Material Cash Requirements

	Payments Due by					
(in millions)	**2024**	**2025**	**2026**	**2027**	**2028**	**Total**
Debt (a)	$ 3,883	$ 3,844	$ 4,628	$ 7,487	$ 9,755	$ 29,597
Newbuild capital expenditures (b)	2,437	958	—	—	—	3,395
Total	$ 6,320	$ 4,802	$ 4,628	$ 7,487	$ 9,755	$ 32,992

(a) Includes principal as well as estimated interest payments and does not include the impact of any future possible refinancings. Excludes undrawn export credits.

(b) As of November 30, 2023, we have committed undrawn export credit facilities of $3.0 billion which fund a portion of our newbuild contractual commitments.

Funding Sources

As of November 30, 2023, we had $5.4 billion of liquidity including $2.4 billion of cash and cash equivalents and $3.0 billion of borrowings available under our Revolving Facility, which matures in August 2024. In February 2023, Carnival Holdings II entered into the $2.1 billion New Revolving Facility, which may be utilized beginning in August 2024, at which date it will replace our Revolving Facility. Refer to Note 5 — "Debt" of the consolidated financial statements for additional discussion. In addition, we had $3.0 billion of undrawn export credit facilities to fund ship deliveries planned through 2025. We plan to use existing liquidity and future cash flows from operations to fund our cash requirements including capital expenditures not funded by our export credit facilities. We seek to manage our credit risk exposures, including counterparty nonperformance associated with our cash and cash equivalents, and future financing facilities by conducting business with well-established financial institutions, and export credit agencies and diversifying our counterparties.

(in billions)	2024	2025
Future export credit facilities at November 30, 2023	$ 2.3	$ 0.7

Our export credit facilities contain various financial covenants as described in Note 5 — "Debt." At November 30, 2023, we were in compliance with the applicable covenants under our debt agreements.

Stock Swap Program

Our Stock Swap Program allows us to realize a net cash benefit when Carnival Corporation common stock is trading at a premium to the price of Carnival plc ordinary shares. Under the Stock Swap Program, we may elect to offer and sell shares of Carnival Corporation common stock at prevailing market prices in ordinary brokers' transactions and repurchase an equivalent number of Carnival plc ordinary shares in the UK market.

Any sales of Carnival Corporation common stock and Carnival plc ordinary shares have been or will be registered under the Securities Act of 1933, as amended. During 2023, under the Stock Swap Program, we sold 2.3 million shares of Carnival Corporation common stock and repurchased the same amount of Carnival plc ordinary shares, resulting in net proceeds of $2 million which were used for general corporate purposes. In addition, during 2023 we sold 0.5 million shares of Carnival Corporation common stock at an average price per share of $9.83, resulting in net proceeds of $5 million. During 2022, we sold 6.0 million shares of Carnival Corporation's common stock and repurchased the same amount of Carnival plc ordinary shares, resulting in net proceeds of $8 million which were used for general corporate purposes. In addition, during 2022 we sold 1.6 million shares of Carnival Corporation common stock at an average price per share of $19.27, resulting in net proceeds of $30 million. During 2021, we sold $8.9 million shares of Carnival Corporation's common stock and repurchased the same amount of Carnival plc ordinary shares, resulting in net proceeds of $19 million. In addition, during 2021 we sold 0.6 million shares of Carnival Corporation common stock at an average price per share of $21.32, resulting in net proceeds of $13 million.

Quantitative and Qualitative Disclosures About Market Risk

For a discussion of our hedging strategies and market risks, see the discussion below and the consolidated financial statements.

Fuel Price Risks

Substantially all our exposure to market risk for changes in fuel prices relates to the consumption of fuel on our ships.

Foreign Currency Exchange Rate Risks

Operational Currency Risks

Our operations primarily utilize the U.S. dollar, Euro, Sterling or the Australian dollar as their functional currencies. Our operations also have revenue and expenses denominated in non-functional currencies. Movements in foreign currency exchange rates will affect our financial statements.

Investment Currency Risks

The foreign currency exchange rates were as follows:

	November 30,	
USD to 1:	**2023**	**2022**
AUD	$ 0.66	$ 0.66
CAD	$ 0.74	$ 0.74
EUR	$ 1.10	$ 1.03
GBP	$ 1.27	$ 1.20

If the November 30, 2022 currency exchange rates had been used to translate our November 30, 2023 non-U.S. dollar functional currency operations' assets and liabilities (instead of the November 30, 2023 U.S. dollar exchange rates), our total assets would have been lower by $1.0 billion and our total liabilities would have been lower by $0.5 billion.

As of November 30, 2023, we have a cross currency swap totaling $670 million which settles through 2024. This cross-currency swap is designated as a hedge of our net investments in foreign operations, which has a euro-denominated functional currency, thus partially offsetting the foreign currency exchange rate risk. Based on a 10% change in the U.S. dollar to euro exchange rate as of November 30, 2023, we estimate that the fair value of this cross-currency swap and offsetting change in U.S. dollar value of our net investments would change by $66 million.

Newbuild Currency Risks

At November 30, 2023, our remaining newbuild currency exchange rate risk primarily relates to euro-denominated newbuild contract payments, which represent a total unhedged commitment of $3.0 billion and relate to newbuilds scheduled to be delivered through 2025 to non-euro functional currency brands. The functional currency cost of each of these ships will increase or decrease based on changes in the exchange rates until the unhedged payments are made under the shipbuilding contract. We may enter into additional foreign currency derivatives to mitigate some of this foreign currency exchange rate risk. Based on a 1% change in euro to U.S. dollar exchange rates as of November 30, 2023, the remaining unhedged cost of these ships would have a corresponding change of $30 million.

Interest Rate Risks

The composition of our debt, interest rate swaps and cross currency swaps was as follows:

	November 30, 2023
Fixed rate	62%
EUR fixed rate	18%
Floating rate	5%
EUR floating rate	15%

At November 30, 2023, we had interest rate swaps that have effectively changed $46 million of EURIBOR-based floating rate euro debt to fixed rate euro debt. We also had interest rate swap agreements which effectively changed $2.5 billion at November 30, 2023 of SOFR-based floating rate USD debt to fixed rate USD debt. Based on a 100 basis point change in the market interest rates, our annual interest expense on floating rate debt, including the effect of our interest rate swaps, will change by approximately $60 million.

COMMON STOCK AND ORDINARY SHARES

Carnival Corporation common stock, together with paired trust shares of beneficial interest in the P&O Princess Special Voting Trust, which holds a Special Voting Share of Carnival plc, is traded on the NYSE under the symbol "CCL." Carnival plc ordinary shares trade on the London Stock Exchange under the symbol "CCL." Carnival plc American Depositary Shares ("ADSs"), each one of which represents one Carnival plc ordinary share, are traded on the NYSE under the symbol "CUK." The depositary for the ADSs is JPMorgan Chase Bank, N.A.

As of January 11, 2024, there were 2,699 holders of record of Carnival Corporation common stock and 28,977 holders of record of Carnival plc ordinary shares and 414 holders of record of Carnival plc ADSs.

We do not expect to pay dividends on Carnival Corporation common stock and Carnival plc ordinary shares for at least the next few years.

STOCK PERFORMANCE GRAPHS

Carnival Corporation

The following graph compares the Price Performance of $100 if invested in Carnival Corporation common stock with the Price Performance of $100 if invested in each of the Dow Jones U.S. Recreational Services Index (the "Dow Jones Recreational Index"), the FTSE 100 Index and the S&P 500 Index. The Price Performance, as used in the Performance Graph, is calculated by assuming $100 is invested at the beginning of the period in Carnival Corporation common stock at a price equal to the market value. At the end of each year, the total value of the investment is computed by taking the number of shares owned, assuming Carnival Corporation dividends are reinvested, multiplied by the market price of the shares.

5-Year Cumulative Total Returns



	Assumes $100 Invested on November 30, 2018 Assumes Dividends Reinvested Years Ended November 30,					
	2018	**2019**	**2020**	**2021**	**2022**	**2023**
Carnival Corporation Common Stock	$ 100	$ 78	$ 35	$ 31	$ 17	$ 26
Dow Jones Recreational Index	$ 100	$ 98	$ 62	$ 64	$ 50	$ 64
FTSE 100 Index	$ 100	$ 112	$ 98	$ 115	$ 128	$ 131
S&P 500 Index	$ 100	$ 116	$ 136	$ 174	$ 158	$ 180

Carnival plc

The following graph compares the Price Performance of $100 invested in Carnival plc ADSs, each representing one ordinary share of Carnival plc, with the Price Performance of $100 invested in each of the indexes noted below. The Price Performance is calculated in the same manner as previously discussed.

5-Year Cumulative Total Returns



	Assumes $100 Invested on November 30, 2018 **Assumes Dividends Reinvested** **Years Ended November 30,**					
	2018	**2019**	**2020**	**2021**	**2022**	**2023**
Carnival plc ADS	$ 100	$ 75	$ 31	$ 29	$ 16	$ 24
Dow Jones Recreational Index	$ 100	$ 98	$ 62	$ 64	$ 50	$ 64
FTSE 100 Index	$ 100	$ 112	$ 98	$ 115	$ 128	$ 131
S&P 500 Index	$ 100	$ 116	$ 136	$ 174	$ 158	$ 180

CORPORATE AND OTHER INFORMATION

EXECUTIVE OFFICERS

CARNIVAL CORPORATION & PLC

Micky Arison
Chair of the Boards of Directors

David Bernstein
Chief Financial Officer and Chief
Accounting Officer

Vice Admiral William R. Burke (Ret.)
Chief Maritime Officer

Bettina Deynes
Global Chief Human Resources Officer

Enrique Miguez
General Counsel

Josh Weinstein
President, Chief Executive Officer and
Chief Climate Officer

BOARDS OF DIRECTORS

Micky Arison
Chair of the Boards,
Carnival Corporation & plc

Sir Jonathon Band
Former First Sea Lord and
Chief of Naval Staff,
British Navy

Jason Glen Cahilly
Founder and Chief Executive Officer,
Dragon Group LLC

Helen Deeble
Former Chief Executive Officer,
P&O Ferries Division Holdings Ltd.

Jeffrey J. Gearhart
Former Executive Vice President, Global
Governance and Corporate Secretary,
Walmart, Inc.

Katie Lahey
Former Chair,
Korn Ferry Australasia

Sara Mathew
Former Chair, President and Chief
Executive Officer,
Dun & Bradstreet Corporation

Stuart Subotnick
President and Chief Executive Officer,
Metromedia Company

Laura Weil
Founder and Managing Partner,
Village Lane Advisory LLC

Josh Weinstein
President and Chief Executive Officer and
Chief Climate Officer,
Carnival Corporation & plc

Randy Weisenburger
Managing Member,
Mile26 Capital LLC

DIRECTORS EMERITUS AND LIFE PRESIDENTS

Ted Arison (1924-1999)
Chair Emeritus, Carnival Corporation

Maks Birnbach (1920-2007)
Director Emeritus, Carnival Corporation

A. Kirk Lanterman (1931-2019)
Chair Emeritus
Holland America Line Inc.

Meshulam Zonis (1933-2009)
Director Emeritus, Carnival Corporation

Uzi Zucker
Director Emeritus, Carnival Corporation &
plc

Horst Rahe
Life President of AIDA Cruises

**The Lord Sterling of
Plaistow GCVO, CBE**
Life President of P&O Cruises

OTHER INFORMATION

Corporate Headquarters
Carnival Corporation & plc
Carnival Place
3655 N.W. 87th Avenue
Miami, Florida 33178-2428 U.S.A.
305-599-2600

Registered Office in the UK
Carnival plc
Carnival House
100 Harbour Parade
Southampton S015 1ST UK
44 (0) 23 8065 5000

Registrars and Stock Transfer Agents
Carnival Corporation
Computershare Investor Services
P.O. Box 43006
Providence, RI 02940-3006 U.S.A.
800-568-3476 (U.S.A, U.S.A Territories and
Canada)
781-575-2879 (Outside U.S.A, U.S.A
Territories and Canada)

Carnival plc
Equiniti Limited
Aspect House, Spencer Road
Lancing, West Sussex BN99 6DA UK
www.shareview.co.uk
44 (0) 371 384 2665 (UK)
If calling from outside of the UK, please
ensure the country code is used

Other Shareholder Information
Copies of our joint Annual Report on
Form 10-K, joint Quarterly Reports on
Form 10-Q, joint Current Reports on
Form 8-K, Carnival plc Annual and
Half-Yearly Reports and all amendments to
those reports, press releases and other
documents, as well as information on our
cruise brands are available through our
website at www.carnivalcorp.com or
www.carnivalplc.com.



CARNIVAL

CORPORATION & PLC

Carnival Place 3665 N.W. 87th Avenue Miami Florida 33178-2428 U.S.A. www.carnivalcorp.com
Carnival House 100 Harbour Parade Southampton S015 1ST UK www.carnivalplc.com